UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX

Exhibit 1
Final Results - 10 February, 2005


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 10, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 10, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                  BARCLAYS PLC

                  PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2004

                                                                   PAGE
Summary                                                               1
Financial highlights                                                  3
Chairman's statement                                                  4
Group Chief Executive's statement                                     6
Consolidated profit and loss account                                  9
Consolidated balance sheet                                           10
Summary of results                                                   11
Financial review                                                     12
Additional information                                               49
Notes                                                                52
Consolidated statement of changes in shareholders'
funds                                                                63
Statement of total recognised gains and losses                       63
Summary consolidated cashflow statement                              64
Other information                                                    65
Index                                                                69


The information in this announcement, which was approved by the Board of Directors on 9th February 2005, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. The 2004 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Comparative figures have been restated for the changes in accounting policy and presentation detailed on page 49.

In this document the profit and loss analysis compares, unless stated otherwise, the full-year to 31st December 2004 to the corresponding period of 2003. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2003. Average balance sheet comparisons relate the full-year to 31st December 2004 to the corresponding period of 2003.


   BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000,
                               COMPANY NO. 48839.




                     RESULTS FOR YEAR TO 31ST DECEMBER 2004

Group Results                               2004       2003   % Change
                                            GBPm       GBPm
Operating income                          13,945     12,411         12

Operating expenses                        (8,350)    (7,253)        15

Provisions for bad and doubtful debts     (1,091)    (1,347)       (19)

Profit before tax                          4,603      3,845         20

Profit after tax                           3,314      2,769         20

Economic profit                            1,885      1,430         32

Earnings per share                          51.2p      42.3p        21

Dividend per share                          24.0p      20.5p        17

Post-tax return on average shareholders'
funds                                       19.2%      17.0%


Summary of business performance1
                                            GBPm       GBPm   % Change
UK Banking                                 2,474      2,275          9
UK Retail Banking                          1,127      1,141         (1)
UK Business Banking                        1,347      1,134         19

Private Clients and International            451        287         57
Private Clients - ongoing business           144        103         40
                - closed life assurance
                  activities                  (4)       (80)         -
International                                311        264         18

Barclaycard                                  801        761          5

Barclays Capital                           1,042        836         25

Barclays Global Investors                    347        191         82



1 Comprises profit on ordinary activities before tax excluding goodwill.


"Barclays had a record year, with strong profit growth across the Group. The combination of income momentum and accelerated investment during 2004 creates a good platform for future growth."

                                              John Varley, Group Chief Executive
Performance Summary

   - Group performance was very strong:

     -   profit before tax up 20% to GBP4,603m
     -   earnings per share up 21% at 51.2p
     -   dividend per share up 17% to 24.0p
     -   return on equity of 19.2%

   - Barclays ranked top within its total shareholder return (TSR) global peer group1. TSR of 23% was almost double the average for the peer group and FTSE 100 Index. Economic profit rose 32% to GBP1,885m, reflecting the growth in earnings and tight capital management.

   - All business divisions made good progress and delivered higher profits with a very strong result from the global product businesses.

   - Income grew 12% and was well diversified by business, income type and geography. Non interest income rose 22% and was over half of total income. Net revenue (income less provisions) was up 16%.

   - Costs were 15% higher, with significant investment directed at future growth.

   - A sharp fall in potential credit risk loans was a key driver in the reduction of provisions by 19% to GBP1,091m.

   - UK Banking showed good growth with profit2 up 9%. Good momentum in Business Banking led to a record performance whilst Retail Banking performance was broadly flat.

   - Private Clients and International profit2 improved sharply, up 57%, reflecting the benefit of a diversified and growing portfolio. The integrations of Banco Zaragozano and Gerrard are ahead of schedule.

   - Barclaycard achieved growth in profit2 of 5%, with higher volumes more than offsetting margin pressure and the impact of considerable investment in both the UK and the international card businesses.

   - Barclays Capital had another record year with profit2 up 25%. The increasingly diverse business portfolio, both by product and geography, positions it strongly for future growth.

   - Barclays Global Investors delivered outstanding results with profit2, up 82%, to GBP347m, benefiting from US$118bn of net new assets, good investment performance and better market conditions.

   - The Group's capital position remained healthy with a Tier 1 ratio of 7.6%. In respect of 2004, over GBP2.2bn will have been returned to shareholders through dividends and share buybacks.

1 Peer group for 2004: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank,
  HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.
2 Comprises profit on ordinary activities before tax excluding goodwill.




                              FINANCIAL HIGHLIGHTS

                                                      2004       2003
RESULTS                                               GBPm       GBPm
Net interest income                                  6,842      6,604
Non-interest income                                  7,103      5,807
Operating income                                    13,945     12,411
Operating expenses                                  (8,350)    (7,253)
Provisions for bad and doubtful debts               (1,091)    (1,347)
Provisions for contingent liabilities and
commitments                                             (2)         1
Operating profit                                     4,502      3,812
Profit from joint ventures and associated
undertakings                                            56         29
Exceptional items                                       45          4
Profit before tax                                    4,603      3,845
Profit after tax                                     3,314      2,769
Profit attributable to shareholders                  3,268      2,744
Economic profit                                      1,885      1,430

BALANCE SHEET
Shareholders' funds                                 17,417     16,374
Minority interests: non-equity and equity              901        283
Loan capital                                        12,277     12,339
Total capital resources                             30,595     28,996
Total assets                                       522,089    443,262
Weighted risk assets                               218,601    188,997

PER ORDINARY SHARE                                       p          p
Earnings                                              51.2       42.3
Dividend                                              24.0       20.5
Net asset value                                        270        250

PERFORMANCE RATIOS                                       %          %
Post-tax return on average shareholders' funds        19.2       17.0

CAPITAL RATIOS                                           %          %
Tier 1 ratio                                           7.6        7.9
Risk asset ratio                                      11.5       12.8

GROUP NET INTEREST MARGIN                                %          %
Group                                                 2.59       2.61
Domestic                                              3.48       3.64
International                                         0.81       0.77

ECONOMIC DATA
Period end - US$/GBP                                  1.92       1.78
Average - US$/GBP                                     1.83       1.64
Period end - EUR/GBP                                  1.41       1.41
Average - EUR/GBP                                     1.47       1.45
FTSE 100 Index period end                            4,814      4,477
FTSE 100 Index average                               4,522      4,051



                              CHAIRMAN'S STATEMENT

As the figures show, 2004 was a very successful year for Barclays.

2004 was also a year in which we managed successfully the transition to a new leadership team. John Varley took the reins as Group Chief Executive with effect from 1st September and I succeeded Sir Peter Middleton as Chairman. On behalf of shareholders, I would like to take this opportunity to thank Sir Peter - Barclays owes him an enormous debt of gratitude. The Group would not be where it is today - financially strong, with a distinct portfolio of businesses, a great brand, motivated people and millions of loyal customers and clients around the world - were it not for his leadership.

Looking forward, the Board is delighted that Barclays has such a strong management team in John Varley and his colleagues to take the Group forward. We have been particularly pleased with the way in which they have quickly adapted to their new roles.

Corporate Governance

Corporate governance continues to be a subject of intense interest to shareholders, regulators, companies and the press. Our goal is to ensure that Barclays is an exemplar in the area of corporate governance. 2004 was the first year in which Barclays had to comply with the provisions of the new Combined Code and our compliance is of a high standard.

In recent months, we have taken a number of steps to enhance further our corporate governance practices. We have expanded the remit of the Remuneration Committee to cover strategic human resource issues. We have also expanded the remit of the Nominations Committee to cover a broad range of corporate governance issues in addition to matters relating to the composition of the Board. We have conducted a thorough, formal review of performance and effectiveness of the Board, Board Committees, and individual directors. The review concluded that the Board is discharging its responsibilities in a highly effective manner.

Corporate Responsibility

We believe that attention to Corporate Responsibility is essential to creating and sustaining value creation for shareholders. During 2004, we made significant progress in pursuit of the objective that Barclays should be a leading company in this field. Corporate Responsibility is about business behaviours and earning the trust and loyalty of our stakeholders. It was encouraging that in 2004 Barclays won the National Business Award for Corporate and Social Responsibility and was ranked in the top decile of 100 companies by Business in the Community in this area.

We continued to build on our well-established Equality & Diversity, Environmental and Community programmes and on our pioneering work in the field of financial inclusion. During the year, we continued to work closely with our trade union partner, Amicus, developing a groundbreaking agreement in the area of offshore outsourcing.



Regulatory Change

There was no abatement in the volume and frequency of regulatory change in 2004. The banking industry is facing Basel II, Sarbanes Oxley, International Financial Reporting Standards, the recent introduction of statutory regulation of mortgages and general insurance, and a number of EU Directives generated by the Financial Services Action Plan. All these initiatives cause considerable resource stretch for even the largest financial services institutions.

We welcome the fact that our lead regulator in the UK, the Financial Services Authority, is also concerned at the level of regulatory change and is seeking to minimise further initiatives. We believe that it is vital that all new regulation is subjected to rigorous cost/benefit analysis before its introduction into the national legislative framework.

Economic Outlook

2004 was a year of strong growth across the world, with the global economy expanding by around 5%. The UK too did well, growing at more than 3%, the fastest rate since 2000 with unemployment and inflation remaining low and stable.

The coming year may see growth slower than the rate achieved in 2004. Internationally, growth in the American and Chinese economies may moderate, while in the UK, interest rate rises during 2004 may have an impact on household spending.

Summary

2004 was a year in which the Group continued to make very good progress. We have a strong management team in place and benefit from a committed and highly professional workforce, a distinctive portfolio of businesses and a strong capital base. We look forward to the future with confidence.

Matthew W. Barrett
Chairman




                       GROUP CHIEF EXECUTIVE'S STATEMENT

Barclays had a record year in 2004, demonstrating the strength and flexibility of its strategy. A combination of good returns from prior investment and the continued strong pace of investment during 2004 means that we are in good shape to deliver profitable growth in the future.

Profit before tax increased by 20%. Our return on equity was 19%. Asset quality remained strong. We maintained our strong capital position, with a Tier one capital ratio of 7.6%. We increased the dividend 17%.

The task of every generation of leadership is to take performance to the next level and that is what we are determined to do. I want the new era of leadership, building on the profound transformation of the last years, to be characterised by growth. Looking back at it, growth was what 2004 was all about.

Our financial performance is built on a clear and simple understanding of what Barclays exists to do: we move, lend, invest and protect money, for customers and clients of all kinds. By doing this we achieve our overall business purpose: this is to help our customers and clients achieve their goals. We hope thereby to create value for them and earn their loyalty. If we do this well we will deliver consistently good returns to shareholders.

Our business model is that of a universal bank comprising businesses that create additional value for shareholders beyond the sum of the parts by virtue of the synergies inherent in the business mix.

We have a global perspective in developing our business. We are seeking to produce a blend of earnings drawn from our businesses in the UK and from high growth global product businesses and selected retail and commercial banking businesses outside the UK.

You can see our approach at work in how we performed during 2004. We saw earnings surge in businesses with strong overseas exposure such as Barclays Capital and Barclays Global Investors, and in the Private Clients and International businesses.

You can also see it in our strategic decisions during the year. We acquired Juniper Financial Corporation to create a US arm for our international credit card strategy; and we are in negotiations to acquire a controlling stake in Absa, one of the leading banks in the Republic of South Africa.

Our efforts in 2004 were directed at advancing our four strategic priorities. These are: building the best bank in the UK; growing our global product business (credit cards, investment banking, institutional money management and wealth management); extending our presence in selected retail and commercial banking markets outside the UK (Spain and Africa are good examples of this); and creating operational excellence. At the heart of all four priorities is our commitment to strengthen franchise health, by which we mean our relationships with customers and clients, the engagement of our colleagues, and our contribution to the communities in which we live and work.

We formed UK Banking, which is run by Roger Davis, a year ago by combining Business Banking with most of what was then Personal Financial Services. In UK Banking we saw the strong profit growth generated by UK Business Banking somewhat diluted by broadly flat earnings in the UK Retail Banking business. Although it is clear that we must lift our performance in UK Retail Banking, the headline profit figure here masks better underlying performance year on year. We have been investing heavily in front-line people, in infrastructure, and in branch-based technology. We are looking for these investments to bear fruit during 2005. The best fruit, of course, will be rising customer satisfaction among retail customers driving further growth in business flows.

All our global product businesses delivered good results. Partly this is the consequence of very strong organic performance - I am referring here in particular to Barclays Capital and Barclays Global Investors where the results were sparkling. In Private Clients, the sharp lift in profits was attributable to acquisitions made in 2003 as well as to good organic performance.

It gives me considerable satisfaction to be able to report another record year at Barclays Capital, which is run by Bob Diamond. Investors look for consistency and sustainability: the compound annual growth rate in economic profit at Barclays Capital over the last three years has been 26%. The record achievement of 2004 was in an environment where corporate issuance volumes in the US and Europe were down, where interest rates were rising, and where volatility, on which investment banks generally thrive, was quite low.

At Barclays Global Investors, chaired by Bob Diamond, profit before tax has more than quadrupled in the last three years; this speaks of satisfied clients. Our investment track record in Barclays Global Investors, across all asset classes and durations, singles us out as a harbour of dependability in a very turbulent sea. You can see this in the net new asset flow, which amounted to $118bn during the year. Financial performance has partly been driven by successful innovation: we have continued to see very substantial demand for exchange traded funds - which we call iShares - which are the fastest growing new fund complex in US history. We now have around $130bn assets in iShares as part of total assets under management of $1.36 trillion.

Profit growth at Barclaycard, which is run by Gary Hoffman, was more muted this year, partly because the interest rate environment was tougher and partly because we continued to invest heavily in growing our customer base in the UK and in developing Barclaycard International. The UK regulatory and consumer environment continues to be challenging. The international business performed well in core markets - Spain and Germany - and the Juniper acquisition in the United States, although small, is strategically significant.

Private Clients - our wealth management business - staged a strong recovery in 2004. The acquisition of Gerrard (completed at the end of 2003) has given a boost to the business, as has Charles Schwab Europe, which we acquired at the beginning of 2003. From 1st January 2005, Bob Diamond took on responsibility for our Private Client businesses. I look to Private Clients to be one of our growth engines for the future.

International Retail and Commercial Banking, which is run by David Roberts, delivered good growth during the year. The strong performance was broadly based, but was driven primarily by progress in our businesses in the Iberian peninsula, Africa, the Middle East and our joint venture in the Caribbean. The Spanish business is doing well; we are pleased with our acquisition of Banco Zaragozano and the merging of our two businesses in Spain is stimulating strong new business flows. For example, lending is up 13% and Openplan mortgage balances are up 63%.

In September, we announced that we were in negotiations to purchase a majority stake in Absa. We have completed due diligence. The Regulatory Authorities are considering our application and we are working with them. This transaction would increase the proportion of our earnings generated outside the UK and provide a strong position in a rapidly growing and well run emerging market.

The fourth component of our Group Strategy is operational excellence. We regard strong franchise health with customers, employees and communities as a proxy for future growth. So we attach great importance to this strategic priority.

In 2004, we received widespread recognition for our policies in a range of areas, including financial inclusion, community involvement, staff pensions, outsourcing, partnership with our trade union partner, Amicus, and disability. This recognition is important because it demonstrates that we take seriously the issues that concern our customers, our employees, and society at large and that we are taking positive action.

The outlook for 2005 is good as a result of balance sheet growth and investments made in 2004. We are targeting double digit income growth and will continue to invest in the organic development of the business. We intend that cost growth should be broadly in line with income growth and we will manage costs carefully in response to actual income through the year. Asset quality is strong, and the risk dials are stable. But we must acknowledge that 2004 was a very benign year for provisions where we benefited from a charge lower than it would be reasonable to expect in 2005. Overall, we take nothing for granted, but 2005 should be a year in which we can move forward confidently.

We are in business to help our customers achieve their goals. Our ability to earn our customers' loyalty, to win more of their business, and our success in recruiting new customers, depends entirely on the quality of our people. We have great people in Barclays and my thanks go to all of them, throughout the world, who have coped well with continuing change and with the demands placed upon them. That Barclays delivered the best year in its long history in 2004 is, more than anything else, a tribute to them.

John Varley
Group Chief Executive



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                      2004       2003
                                                      GBPm       GBPm
Interest receivable                                 13,665     12,427
Interest payable                                    (6,823)    (5,823)
Net interest income                                  6,842      6,604
Net fees and commissions receivable                  4,966      4,263
Dealing profits                                      1,493      1,054
Other operating income                                 644        490
Total non-interest income                            7,103      5,807
Operating income                                    13,945     12,411
Administration expenses - staff costs               (4,998)    (4,295)
Administration expenses - other                     (2,758)    (2,404)
Depreciation                                          (295)      (289)
Goodwill amortisation                                 (299)      (265)
Operating expenses                                  (8,350)    (7,253)
Operating profit before provisions                   5,595      5,158
Provisions for bad and doubtful debts               (1,091)    (1,347)
Provisions for contingent liabilities and
commitments                                             (2)         1
Operating profit                                     4,502      3,812
Profit from joint ventures and associated
undertakings                                            56         29
Exceptional items                                       45          4
Profit on ordinary activities before tax             4,603      3,845
Tax on profit on ordinary activities                (1,289)    (1,076)
Profit on ordinary activities after tax              3,314      2,769
Minority interests (including non-equity
interests)                                             (46)       (25)
Profit for the financial year attributable
to the members of Barclays PLC                       3,268      2,744
Dividends                                           (1,538)    (1,340)
Profit retained for the financial year               1,730      1,404

Earnings per ordinary share                           51.2p      42.3p
Fully diluted earnings per share                      51.0p      42.1p

Post tax return on average shareholders' funds        19.2%      17.0%

Dividend per ordinary share                           24.0p      20.5p



                           CONSOLIDATED BALANCE SHEET

                                                      2004       2003
Assets:                                               GBPm       GBPm
Cash and balances at central banks                   1,753      1,726
Items in course of collection from other banks       1,772      2,006
Treasury bills and other eligible bills              6,658      7,177
Loans and advances to banks - banking               24,986     17,254
                            - trading               50,145     44,670
                                                    75,131     61,924
Loans and advances to customers - banking          189,847    167,858
                                - trading           65,099     58,961
                                                   254,946    226,819
Debt securities                                    127,428     97,393
Equity shares                                       12,166      7,859
Interests in joint ventures and associated
undertakings                                           409        428
Intangible fixed assets - goodwill                   4,295      4,406
Tangible fixed assets                                1,921      1,790
Other assets                                        27,232     23,657
                                                   513,711    435,185
Retail life-fund assets attributable to
policyholders                                        8,378      8,077
Total assets                                       522,089    443,262

Liabilities:
Deposits by banks - banking                         74,211     57,641
                  - trading                         36,813     36,451
                                                   111,024     94,092
Customer accounts - banking                        171,963    155,814
                  - trading                         45,755     29,054
                                                   217,718    184,868
Debt securities in issue                            67,806     49,569
Items in course of collection due to other banks     1,205      1,286
Other liabilities                                   85,363     76,374
Undated loan capital - non-convertible               6,149      6,310
Dated loan capital - convertible to preference
                     shares                             15         17
Dated loan capital - non-convertible                 6,113      6,012
                                                   495,393    418,528

Minority interests and shareholders' funds:
Minority interests (including non-equity
interests)                                             901        283
Called up share capital                              1,614      1,642
Reserves                                            15,803     14,732
Shareholders' funds: equity                         17,417     16,374
                                                    18,318     16,657
                                                   513,711    435,185
Retail life-fund liabilities attributable to
policyholders                                        8,378      8,077
Total liabilities and shareholders' funds          522,089    443,262





                               SUMMARY OF RESULTS

      RECONCILIATION OF PROFIT BEFORE TAX EXCLUDING GOODWILL AMORTISATION

                                                               2004       2003
                                                               GBPm       GBPm
UK Banking                                                    2,474      2,275
UK Retail Banking                                             1,127      1,141
UK Business Banking                                           1,347      1,134
Private Clients and International                               451        287
Private Clients - ongoing business                              144        103
                - closed life assurance activities               (4)       (80)
International                                                   311        264
Barclaycard                                                     801        761
Barclays Capital                                              1,042        836
Barclays Global Investors                                       347        191
Head office functions and other operations                     (206)      (233)
Profit before tax excluding goodwill amortisation             4,909      4,117
Goodwill amortisation                                          (299)      (265)
Goodwill amortisation relating to associated                     (7)        (7)
undertakings
Profit before tax                                             4,603      3,845


                     TOTAL ASSETS AND WEIGHTED RISK ASSETS

                                       Total assets        Weighted risk assets
                                       2004       2003         2004         2003
                                       GBPm       GBPm         GBPm         GBPm
UK Banking                          119,806    110,995       91,913       84,482
UK Retail Banking                    69,028     67,001       37,111       35,835
UK Business Banking                  50,778     43,994       54,802       48,647
Private Clients and                  30,606     26,492       23,337       18,184
International
Private Clients - ongoing business    4,988      3,867        4,018        3,238
                - closed life
                  assurance
                  activities            653        528            -            2
International                        24,965     22,097       19,319       14,944
Barclaycard                          23,019     20,348       20,188       18,334
Barclays Capital                    332,606    268,702       79,949       65,149
Barclays Global Investors               796        533        1,230        1,137
Head office functions and other
operations                            2,583      3,709        1,984        1,711
Goodwill                              4,295      4,406            -            -
Retail life-fund assets               8,378      8,077            -            -
                                    522,089    443,262      218,601      188,997





                                FINANCIAL REVIEW

Results by business

The following section analyses the Group's performance by business.

Barclays business divisions during 2004 were:

   - UK Banking, comprising

     -   UK Retail Banking
     -   UK Business Banking

   - Private Clients and International, comprising

     -   Private Clients
     -   International

   - Barclaycard

   - Barclays Capital

   - Barclays Global Investors

The analysis of results by business division excludes goodwill amortisation.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising: the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. The bringing together of these businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to over 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 566,000 small businesses. UK Premier provides banking, investment products and advice to some 273,000 affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group's larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital.

Private Clients and International

Private Clients and International manages Barclays wealth management operations and the Group's international retail and commercial banking activities. It is managed as two distinct businesses.

Private Clients

Private Clients serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking and asset management services, as well as financial planning services to a broader customer base. Private Clients comprises two businesses:
International and Private Banking; and Wealth Solutions (which includes Barclays Financial Planning, Barclays Stockbrokers and the Gerrard business, which was acquired in 2003). Through Wealth Solutions, Private Clients delivers investment products to UK Retail Banking. Private Clients also includes the closed life assurance activities.

International

International provides a range of banking services, including current accounts, savings, investments, mortgages and consumer loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East. International also includes the results of the FirstCaribbean business, accounted for as an associated undertaking.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards, Barclays branded consumer loans, mostly Barclayloan, and also comprises FirstPlus, Clydesdale Financial Services and Monument credit cards.

Outside the UK, Barclaycard International is in the United States, Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. The acquisition of the US credit card issuer, Juniper Financial Corporation, was completed on 1st December 2004. Juniper provides a platform for the expansion of Barclaycard's international business into the US credit card market and specialises in partnership card issuance programmes.

Barclaycard Business processes card payments for retailers and merchants and issues cards to corporate customers.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International, to leverage their distribution capability.

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model focuses on a broad span of financing and risk management services. It services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise. Activities are primarily divided between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, commercial mortgage backed securities, private equity and large asset leasing.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global product leader in Exchange Traded Funds (iShares), with over 100 funds for institutions and individuals trading in ten global markets. BGI's investment philosophy is founded on managing all dimensions of performance with a consistent focus on controlling risk, return and cost.

UK Banking

                                                      2004       2003
                                                      GBPm       GBPm
Net interest income                                  3,466      3,301
Net fees and commissions                             1,930      1,807
Other operating income                                 250        397
Operating income                                     5,646      5,505
Operating expenses excluding goodwill               (3,019)    (2,903)
Operating profit before provisions excluding
goodwill                                             2,627      2,602
Provisions for bad and doubtful debts                 (199)      (326)
Operating profit excluding goodwill                  2,428      2,276
Profit from associated undertakings                      4         10
Exceptional items                                       42        (11)
Profit on ordinary activities before tax
excluding goodwill                                   2,474      2,275

Cost:income ratio                                      53%        53%

Total assets                                    GBP119.8bn GBP111.0bn
Weighted risk assets                             GBP91.9bn  GBP84.5bn

Risk Tendency                                      GBP375m    GBP385m
Return on average economic capital                     38%        34%

Economic profit                                  GBP1,312m  GBP1,123m

Key Facts

Number of UK branches                                2,061      2,070

UK Banking managed its portfolio of businesses to deliver good profit growth in a year of extensive business re-organisation. UK Banking profit before tax excluding goodwill increased 9% (GBP199m) to GBP2,474m (2003: GBP2,275m) as a result of a very strong performance from UK Business Banking and a broadly flat contribution from UK Retail Banking.

UK Banking held a seminar in October 2004 at which it outlined how the formation of UK Banking would seek to deliver integrated banking solutions to customers, an enhanced customer service experience and significant opportunities for revenue growth and productivity improvements. UK Banking also announced that it is targeting cost:income ratio improvements of 2% per annum in 2005, 2006 and 2007.

UK Retail Banking

                                                      2004       2003
                                                      GBPm       GBPm
Net interest income                                  2,059      2,000
Net fees and commissions                             1,117      1,074
Other operating income                                 239        365
Operating income                                     3,415      3,439
Operating expenses excluding goodwill               (2,270)    (2,188)
Operating profit before provisions excluding
goodwill                                             1,145      1,251
Provisions for bad and doubtful debts                  (60)      (107)
Operating profit excluding goodwill                  1,085      1,144
Profit from associated undertakings                      -          7
Exceptional items                                       42        (10)
Profit on ordinary activities before tax
excluding goodwill                                   1,127      1,141

Cost:income ratio                                      66%        64%

Loans and advances to customers - banking
                                  (period end)   GBP65.6bn  GBP63.2bn
Customer deposits - banking (period end)         GBP72.4bn  GBP69.5bn
Total assets                                     GBP69.0bn  GBP67.0bn
Weighted risk assets                             GBP37.1bn  GBP35.8bn

Risk Tendency                                      GBP150m    GBP150m
Return on average economic capital                     37%        37%

Economic profit                                    GBP595m    GBP596m

Key Facts

Personal Customers
Number of UK current accounts                        10.7m      10.5m
Number of UK savings accounts                        10.6m      10.3m
Total UK mortgage balances (residential)         GBP61.7bn  GBP59.8bn

Small Business and UK Premier
Number of Small Business customers                 566,000    561,000
Number of UK Premier customers                     273,000    265,000

UK Openplan
Number of UK Openplan customers                       2.9m       2.6m
Total UK Openplan savings balances               GBP21.0bn  GBP21.6bn
Total UK Openplan mortgage balances (residential)GBP31.6bn  GBP28.7bn

UK Retail Banking profit before tax excluding goodwill decreased 1% (GBP14m) to GBP1,127m (2003: GBP1,141m).

Operating income was broadly flat at GBP3,415m (2003: GBP3,439m). There were strong performances in current accounts and UK Premier. The performance in the mortgage business was impacted by margin pressure. Net revenue (operating income less provisions) was also broadly flat at GBP3,355m (2003: GBP3,332m).

Net interest income increased 3% (GBP59m) to GBP2,059m (2003: GBP2,000m). Growth was driven by higher customer deposit balances particularly in Personal Customer current accounts and UK Premier deposits, together with an increase in the retail savings margin. This growth was partially offset by a reduced contribution from the mortgage business. The favourable impact of higher average UK mortgage balances was more than offset by margin pressure, due to a fall in the proportion of the mortgage portfolio on the standard variable rate, the impact of successive base rate increases and a reduction in early redemption income.

UK  residential   mortgage   balances  ended  the  period  at  GBP61.7bn  (2003:
GBP59.8bn). Gross advances were GBP17.5bn (2003: GBP18.3bn) and net lending was GBP1.9bn (2003: GBP2.0bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2003: 40%).

Average overdraft balances within Personal Customers increased by 9%. Average customer deposit balances increased 5% to GBP68.5bn (2003: GBP65.0bn). Personal Customer average current account balances increased 10%. There was strong growth in UK Premier with average deposits up 15%, and in Small Business where average deposit balances were 7% higher. Retail average savings balances increased by 1% in a highly competitive market.

Net fees and commissions increased 4% (GBP43m) to GBP1,117m (2003: GBP1,074m), driven by strong growth in value added fee-based current account income.

Other operating income decreased 35% (GBP126m) to GBP239m (2003: GBP365m). The majority of the decrease was attributable to a reduction of GBP89m in income from the revision of estimated amounts expected to be repaid on banking liabilities. There was also lower net premium income on insurance underwriting due to a provision relating to the early termination of contracts.

Operating expenses rose 4% (GBP82m) to GBP2,270m (2003: GBP2,188m). Almost half of the cost increase (GBP40m) was attributable to preparations for a new regulatory environment, particularly in the mortgage and general insurance businesses. There was significant investment in the business infrastructure and restructuring costs were incurred in re-organising the business. This included adding 1,000 customer facing staff, an upgrade in branch management capability and investment in new technology. The cost:income ratio increased to 66% (2003:
64%).

Provisions decreased 44% (GBP47m) to GBP60m (2003: GBP107m). The quality of the loan portfolio improved and mortgage balances in arrears remained at a low level. The reduction in the provisions charge included a release of GBP40m associated with the UK mortgage business following a review of the portfolio and the current loss experience.

The exceptional item of GBP42m was predominantly in respect of the profit on the sale of a shareholding in Edotech, a former Barclays in-house statement printing operation.

UK Business Banking

                                                      2004       2003
                                                      GBPm       GBPm
Net interest income                                  1,407      1,301
Net fees and commissions                               813        733
Other operating income                                  11         32
Operating income                                     2,231      2,066
Operating expenses excluding goodwill                 (749)      (715)
Operating profit before provisions excluding
goodwill                                             1,482      1,351
Provisions for bad and doubtful debts                 (139)      (219)
Operating profit excluding goodwill                  1,343      1,132
Profit from associated undertakings                      4          3
Exceptional items                                        -         (1)
Profit on ordinary activities before tax
excluding goodwill                                   1,347      1,134

Cost:income ratio                                      34%        35%

Loans and advances to customers - banking        GBP48.6bn  GBP41.4bn
                                  (period end)
Customer deposits - banking (period end)         GBP42.4bn  GBP38.5bn
Total assets                                     GBP50.8bn  GBP44.0bn
Weighted risk assets                             GBP54.8bn  GBP48.6bn

Risk Tendency                                      GBP225m    GBP235m
Return on average economic capital                     39%        31%

Economic profit                                    GBP717m    GBP527m

Key Facts

Total number of Business Banking customers         179,000    177,000
Customers registered for online banking/            69,000     63,500
BusinessMaster


UK Business Banking profit before tax excluding goodwill increased 19% (GBP213m) to GBP1,347m (2003: GBP1,134m), as a result of good income growth, a continued focus on cost management and a significantly reduced provision charge. Both Larger Business and Medium Business performed well. Market shares of primary banking relationships for Larger Business and Medium Business were maintained.

Operating income increased 8% (GBP165m) to GBP2,231m (2003: GBP2,066m). Net revenue (operating income less provisions) increased 13% (GBP245m) to GBP2,092m (2003: GBP1,847m).

Net interest income increased 8% (GBP106m) to GBP1,407m (2003: GBP1,301m), as a result of strong balance sheet growth. Average lending balances increased 11% to GBP44.6bn (2003: GBP40.2bn); the quality of the new lending was good and the overall credit profile of the portfolio was maintained. Average deposit balances increased 9% to GBP41.5bn (2003: GBP37.9bn). There was an improvement in the lending margin and a modest decline in the deposit margin. There was a lower contribution from the structural hedge.

Net fees and commissions increased 11% (GBP80m) to GBP813m (2003: GBP733m), driven by significantly higher lending related fees.

Operating expenses increased 5% (GBP34m) to GBP749m (2003: GBP715m), reflecting higher business volumes and increased expenditure on front line staff and marketing. The cost of regulatory compliance programmes also increased. The cost:income ratio improved to 34% (2003: 35%).

Provisions decreased 37% (GBP80m) to GBP139m (2003: GBP219m). The provisions performance was driven by the impact of significantly lower potential problem loans and non-performing loans and the benefit of a single recovery of GBP57m.

Private Clients and International

                                                            2004       2003
                                                            GBPm        GBPm
Net interest income                                          836        749
Net fees and commissions                                     850        683
Other operating income                                        47         36
Operating income                                           1,733      1,468
Operating expenses excluding goodwill                     (1,304)    (1,096)
Operating profit before provisions excluding goodwill        429        372
Provisions for bad and doubtful debts                        (30)       (36)
Operating profit excluding goodwill - ongoing business       399        336
Profit from associated undertakings                           56         24
Exceptional items                                              -          7
Profit on ordinary activities before tax excluding
goodwill - ongoing business                                  455        367
Contribution from closed life assurance activities            (4)       (80)
Profit on ordinary activities before tax excluding
goodwill                                                     451        287

Cost:income ratio                                            75%        75%

Total assets                                           GBP30.6bn  GBP26.5bn
Weighted risk assets                                   GBP23.3bn  GBP18.2bn

Risk Tendency                                             GBP70m     GBP75m
Return on average economic capital                           28%        22%

Economic profit                                          GBP264m    GBP129m

Private Clients and International profit before tax excluding goodwill increased 57% (GBP164m) to GBP451m (2003: GBP287m).

The improved performance reflected good momentum in the businesses with strong income growth in both the Private Clients and International businesses. This was supported by improved market conditions together with the benefits from the acquisitions made in 2003 and the return on the prior investments in improving the client experience.

There was a significantly improved performance from the closed life assurance activities.

Private Clients

                                                             2004       2003
                                                             GBPm       GBPm
Net interest income                                           302        288
Net fees and commissions                                      529        394
Other operating income                                          8          4
Operating income                                              839        686
Operating expenses excluding goodwill                        (696)      (585)
Operating profit before provisions excluding goodwill         143        101
Provisions for bad and doubtful debts                           1         (3)
Operating profit excluding goodwill - ongoing business        144         98
Exceptional items                                               -          5
Profit on ordinary activities before tax excluding
goodwill - ongoing business                                   144        103
Contribution from closed life assurance activities             (4)       (80)
Profit on ordinary activities before tax excluding
goodwill                                                      140         23

Cost:income ratio                                             83%        85%

Loans and advances to customers - banking (period end)   GBP4.1bn   GBP3.1bn
Customer deposits - banking (period end)                GBP21.3bn  GBP20.2bn
Total assets                                             GBP5.6bn   GBP4.4bn
Weighted risk assets                                     GBP4.0bn   GBP3.2bn

Risk Tendency                                               GBP5m      GBP5m
Return on average economic capital                            42%        21%

Economic profit                                           GBP137m     GBP38m

Key Facts

Total customer funds                                      GBP77bn    GBP75bn
Average stockbroking deal volumes per day                   7,800      8,200


The comparison with the prior period is impacted by the acquisitions of the Gerrard business in mid December 2003 and the retail stockbroking business of Charles Schwab Europe at the end of January 2003.

Private Clients profit before tax excluding goodwill for the ongoing business increased 40% (GBP41m) to GBP144m (2003: GBP103m). There was a significantly improved performance from the closed life assurance activities.

Operating income increased 22% (GBP153m) to GBP839m (2003: GBP686m).

Net interest income increased 5% (GBP14m) to GBP302m (2003: GBP288m). Total average loans increased 31% to GBP3.8bn (2003: GBP2.9bn). Total average customer deposits increased 4% to GBP21.4bn (2003: GBP20.6bn). Good income growth from offshore corporate deposits and loans in International and Private Banking reflected the benefit of investment in relationship managers and internet based offerings, partially offset by adverse exchange rate movements. Deposit margins improved slightly and were partially offset by lower lending margins.

Net fees and commissions increased 34% (GBP135m) to GBP529m (2003: GBP394m). Excluding the contribution from Gerrard, net fees and commissions increased 8%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees. The average level of the FTSE 100 Index was 12% higher at 4,522 (2003: 4,051). Stockbroking fee income increased 6% reflecting the benefits of the integration of Charles Schwab Europe as well as improved market conditions. Although headline average daily deal volumes in UK retail stockbroking decreased to 7,800 (2003: 8,200), a more favourable product mix, including an increase in higher margin deals, more than compensated for the lower volume. Fee income in Private Banking increased 13%, reflecting the impact of additional private bankers and new product launches.

Operating expenses increased 19% (GBP111m) to GBP696m (2003: GBP585m). Excluding the Gerrard business, operating expenses remained broadly flat. Cost savings resulting from reduced restructuring costs and cost synergies from Charles Schwab Europe enabled increased investment in product development and customer service in International and Private Banking and in Wealth Solutions. The cost: income ratio improved to 83% (2003: 85%).

Total customer funds, comprising customer deposits and assets under management, increased to GBP77bn (2003: GBP75bn). Growth in new business and the impact of the rising stockmarket were partly offset by adverse exchange rate movements. In October 2004, a multi-manager product was launched, which had GBP1.6bn of assets under management at the year-end.

The contribution from the closed life assurance activities was a loss of GBP4m (2003: loss of GBP80m). The impact of stronger stock markets, improved investment performance and better persistency levels largely offset the costs of GBP97m (2003: GBP95m) relating to redress for customers in respect of sales of endowment policies. The loss of GBP4m is reflected in the Group's results as a gain of GBP49m (2003: loss of GBP40m) within other operating income offset by a reduction of GBP53m (2003: GBP40m) within net interest income.

International

                                                      2004        2003
                                                      GBPm        GBPm
Net interest income                                    534        461
Net fees and commissions                               321        289
Other operating income                                  39         32
Operating income                                       894        782
Operating expenses excluding goodwill                 (608)      (511)
Operating profit before provisions excluding
goodwill                                               286        271
Provisions for bad and doubtful debts                  (31)       (33)
Operating profit excluding goodwill                    255        238
Profit from associated undertakings                     56         24
Exceptional items                                        -          2
Profit on ordinary activities before tax
excluding goodwill                                     311        264

Cost:income ratio                                      68%        65%

Loans and advances to customers - banking
                                  (period end)   GBP19.7bn  GBP16.8bn
Customer deposits - banking (period end)         GBP10.1bn   GBP9.9bn
Total assets                                     GBP25.0bn  GBP22.1bn
Weighted risk assets                             GBP19.3bn  GBP15.0bn

Risk Tendency                                       GBP65m     GBP70m
Return on average economic capital                     21%        22%

Economic profit                                    GBP127m     GBP91m

Key Facts

Number of international branches                       841        859
Number of Barclays Africa customer accounts           1.4m       1.5m
Number of Barclays Spain customers                    0.5m       0.5m
Number of Openplan customers in Spain               47,000     35,000
European mortgages - average balances            GBP11.4bn   GBP8.2bn
European mortgages - average balances (Euros)    EUR16.9bn  EUR11.9bn


The comparison with the prior period is impacted by the acquisition of Banco Zaragozano in July 2003.

International profit before tax excluding goodwill increased 18% (GBP47m) to GBP311m (2003: GBP264m) reflecting good growth in all businesses.

Operating income increased 14% (GBP112m) to GBP894m (2003: GBP782m). Net revenue (operating income less provisions) increased 15% (GBP114m) to GBP863m (2003:
GBP749m).

Net interest income increased 16% (GBP73m) to GBP534m (2003: GBP461m) as a result of the inclusion of Banco Zaragozano and good balance growth in Spain, Africa and Italy.

Total average customer deposits increased 18% to GBP9.4bn (2003: GBP8.0bn), resulting from both the inclusion of Banco Zaragozano and strong organic growth in Spain and Africa.

Total average loans increased 48% to GBP18.3bn (2003: GBP12.4bn), reflecting strong growth across the portfolio and the inclusion of Banco Zaragozano for a full year in 2004. Mortgage balance growth in Europe was very strong with balances up 39%. Average lending balances in Africa increased 25%. Overall lending margins reduced mainly due to the impact of mortgage growth on the product mix.

Net fees and commissions increased 11% (GBP32m) to GBP321m (2003: GBP289m), with the majority of the increase reflecting the inclusion of Banco Zaragozano. There was a strong performance in France and Spain from increased fund management related fees. Spain's total assets under management increased by 27%.

Operating expenses increased 19% (GBP97m) to GBP608m (2003: GBP511m) with the majority of the increase attributable to the inclusion of Banco Zaragozano. Investment in the development of new products and in enhancing the customer experience remained high across the portfolio. The cost:income ratio was 68% (2003: 65%) reflecting higher integration costs for Banco Zaragozano.

Provisions decreased 6% (GBP2m) to GBP31m (2003: GBP33m).

Barclays Spain (including Banco Zaragozano) continued to perform strongly, with profit before tax excluding integration costs up 49%. The retention rate of Banco Zaragozano customers has been high and Barclays products were successfully introduced to the customer base. The integration is well ahead of schedule.

Openplan in Spain continued its successful growth and it has been popular with the customers of Banco Zaragozano: total customer numbers at the end of the 2004 were 47,000 (2003: 35,000), mortgage balances were EUR7.8bn (2003: EUR4.8bn) and savings balances were EUR1.5bn (2003: EUR1.0bn). Openplan also continued to grow in Portugal, with 8,900 customers at 31st December (2003: 6,200) and total balances up 44% to EUR1.3bn (2003: EUR0.9bn). This was supported by ongoing investment in new branches. In October 2004, Openplan was launched in France.

Profit before tax in Africa and the Middle East increased 13% to GBP128m (2003:
GBP113m) driven by strong growth in corporate balances, particularly in South Africa, together with reduced restructuring costs.

The profit from associated undertakings reflected the contribution from FirstCaribbean. The improved performance reflected the delivery of synergies arising from the merger which created FirstCaribbean, together with good underlying growth in customer activity. The results of FirstCaribbean included a gain of GBP28m on the sale of shares held in Republic Bank Limited.

Barclaycard

                                                      2004       2003
                                                      GBPm       GBPm
Net interest income                                  1,600      1,555
Net fees and commissions                               764        673
Operating income                                     2,364      2,228
Operating expenses excluding goodwill                 (806)      (761)
Operating profit before provisions excluding
goodwill                                             1,558      1,467
Provisions for bad and doubtful debts                 (761)      (708)
Operating profit excluding goodwill                    797        759
Profit from joint ventures                               4          2
Profit on ordinary activities before tax
excluding goodwill                                     801        761

Cost:income ratio                                      34%        34%

Loans and advances to customers - banking
                                  (period end)   GBP22.3bn  GBP19.6bn

Total assets                                     GBP23.0bn  GBP20.3bn
Weighted risk assets                             GBP20.2bn  GBP18.3bn

Risk Tendency                                      GBP860m    GBP775m
Return on average economic capital                     23%        24%

Economic profit                                    GBP321m    GBP304m

Key Facts

Number of Barclaycard UK retail card customers       11.2m      10.6m
Number of retailer relationships                    90,000     86,000
Number of customers registered for online
services                                              1.9m       1.5m
UK credit cards - average outstanding balances   GBP10.2bn   GBP9.5bn
UK credit cards - average extended credit
balances                                          GBP8.2bn   GBP7.4bn
UK loans - average consumer lending balances      GBP9.4bn   GBP8.5bn
International - average extended credit
balances                                          GBP0.9bn   GBP0.7bn
International - cards in issue                        2.9m       1.7m

Barclaycard profit before tax excluding goodwill increased 5% (GBP40m) to GBP801m (2003: GBP761m).

Operating income increased 6% (GBP136m) to GBP2,364m (2003: GBP2,228m). Net revenue (operating income less provisions) increased 5% (GBP83m) to GBP1,603m (2003: GBP1,520m). A high level of recruitment of UK retail card customers continued at 1.33m (2003: 1.55m).

Net interest income increased 3% (GBP45m) to GBP1,600m (2003: GBP1,555m) reflecting growth in UK average extended credit balances, up 11% to GBP8.2bn (2003: GBP7.4bn) and higher UK average loan balances, up 11% to GBP9.4bn (2003:
GBP8.5bn). Margins in the consumer lending business remained broadly stable whereas margins in UK cards decreased, reflecting higher funding costs and the impact of increased balance transfer activity at promotional rates.

Net fees and commissions increased 14% (GBP91m) to GBP764m (2003: GBP673m) as a result of the continued growth in the credit card and consumer lending businesses and good volume growth within the merchant acquiring business.

Operating expenses rose 6% (GBP45m) to GBP806m (2003: GBP761m). The increase reflected investment in Barclaycard International and brand related investment in the UK.

Provisions increased 7% (GBP53m) to GBP761m (2003: GBP708m). This increase was lower than the growth in assets and reflected the continued benefit of improved collections activity. Non-performing loan balances increased but at a significantly lower rate than the growth in assets. Delinquency levels as a percentage of outstandings for both Barclaycard branded credit cards and for Barclayloan were stable.

In the UK, particularly strong performances from the Monument and FirstPlus businesses, together with Barclaycard Business, more than offset the margin pressure and brand investment in the Barclaycard branded card activities.

Barclaycard International made good progress with its growth strategy. Profit before tax increased to GBP8m (2003: GBP4m). Income increased 30% due to the growth in average extended credit balances, up 28% to GBP882m (2003: GBP689m). The number of Barclaycard International cards in issue rose to 2.9m (2003:
1.7m). Barclaycard established a presence in the US credit card market through the acquisition of the Juniper Financial Corporation in December 2004. Juniper is a US credit card issuer with US$1.4bn in receivables and 1 million cards in issue. In 2004, Juniper contributed a loss of GBP2m, for the month of December, in line with expectations at the time of the acquisition.

Barclays Capital

                                                      2004       2003
                                                      GBPm        GBPm
Net interest income                                  1,006      1,024
Dealing profits                                      1,469      1,042
Net fees and commissions                               611        551
Other operating income                                 295        109
Operating income                                     3,381      2,726
Operating expenses                                  (2,237)    (1,638)
Operating profit before provisions                   1,144      1,088
Provisions for bad and doubtful debts                 (102)      (253)
Operating profit                                     1,042        835
Profit from associated undertakings                      -          1
Profit on ordinary activities before tax             1,042        836

Cost:income ratio                                      66%        60%
Cost:net revenue ratio                                 68%        66%
Net revenue per member of staff
(year average FTE '000)                             GBP479     GBP443

Total assets                                      GBP333bn   GBP269bn
Weighted risk assets                               GBP80bn    GBP65bn

Risk Tendency                                       GBP70m    GBP135m
Return on average economic capital                     36%        27%

Economic profit                                    GBP534m    GBP349m

Key facts1

                                       2004                       2003
                                  League                   League
                                   table    Issuance        table    Issuance
                                position       value     position       value
Global all debt                      4th    $284.0bn          4th    $199.3bn
European all debt                    1st    $174.2bn          3rd    $140.1bn
All international bonds (all         3rd    $148.7bn          8th    $103.8bn
currencies)
All international bonds (Euros)      6th   EUR59.0bn          8th   EUR47.4bn
Sterling bonds                       1st   GBP18.5bn          1st   GBP15.9bn
US investment grade bonds           10th      $4.8bn         10th      $7.5bn

1 League tables compiled by Barclays Capital from external sources including
  Dealogic and Thomson Financials.

Barclays Capital profit before tax increased 25% (GBP206m) to GBP1,042m (2003:
GBP836m), as a result of very strong operating income growth and the continued improvement in the credit environment. The very strong performance was driven by growth in business volumes and client activity levels. Net revenue (operating income less provisions) increased 33% (GBP806m) to GBP3,279m (2003: GBP2,473m).

Operating income increased 24% (GBP655m) to a record GBP3,381m (2003: GBP2,726m) as a result of strong growth across most of the product areas in Rates and Credit. Income by product continued to diversify with the strongest growth delivered by credit products and equity related products. Regional growth was broadly based with particularly strong results in the US and Asia. Average DvaR increased to GBP34m (2003: GBP26m). Period end DvaR was GBP32m (2003: GBP37m).

Secondary income, comprising dealing profits and net interest income, is mainly generated from providing client risk management solutions. This increased 20% (GBP409m) to GBP2,475m (2003: GBP2,066m).

Dealing profits increased 41% (GBP427m) to GBP1,469m (2003: GBP1,042m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity across a broad range of products and the continued benefit of recent headcount investments in product depth and geographic reach. Net interest income fell 2% (GBP18m) to GBP1,006m (2003:
GBP1,024m) driven by lower contributions from money markets due to the reduced size of the book.

Primary income, comprising net fees and commissions from advisory and origination activities, grew 11% (GBP60m) to GBP611m (2003: GBP551m). Securitisation, structured bonds and leveraged finance grew significantly, more than offsetting lower market activity by corporates. Net fees and commissions included GBP63m (2003: GBP89m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other  operating  income  increased to GBP295m (2003:  GBP109m) as a result of a
number  of  private  equity   realisations   and  structured   capital   markets
transactions.

Operating expenses increased 37% (GBP599m) to GBP2,237m (2003: GBP1,638m) due to the execution of the business expansion plan and an increase in performance related pay. Business as usual costs increased significantly, reflecting higher volumes and the growth in staff numbers. Revenue related costs increased due to the strong profit performance. The recruitment of staff to expand product, client coverage and distribution capabilities resulted in significantly higher strategic investment costs. The ratio of total costs to net revenue and staff costs to net revenue both increased by 2% to 68% and 55% respectively. Approximately half of the total costs comprised performance related pay, discretionary investment spend and short-term contractor resource.

Total headcount increased by 2,000 to 7,800 (2003: 5,800). Almost a third were in the front office, mainly in Europe and the US. Approximately half of the increase was directed at strengthening the back office and control functions. The remainder related to contract staff, mainly in technology, which ensured that the support platform could be developed whilst maintaining flexibility. Barclays Capital accelerated targeted investments in revenue generating capabilities together with a strengthening of the control and support environment. This investment has expanded the scope of the product offering, building new income streams from commercial and residential mortgage backed securities and home equity loans. Existing offerings in commodities trading and equity related products were extended to the US and client channels continued to be extended in Europe, the US and Asia.

Provisions fell 60% (GBP151m) to GBP102m (2003: GBP253m), reflecting the significant decline in non-performing and potential problem loan balances as a result of a more stable wholesale credit environment.

Barclays Global Investors

                                                      2004       2003
                                                      GBPm       GBPm
Net interest income                                      5          9
Net fees and commissions                               882        662
Other operating income                                   6          1
Operating income                                       893        672
Operating expenses excluding goodwill                 (545)      (480)
Operating profit excluding goodwill                    348        192
Loss from joint ventures                                (2)        (1)
Exceptional items                                        1          -
Profit on ordinary activities before tax
excluding goodwill                                     347        191

Cost:income ratio                                      61%        71%
Net revenue per member of staff (year average FTE   GBP464     GBP333
'000)

Total assets                                      GBP0.8bn   GBP0.5bn
Weighted risk assets                              GBP1.2bn   GBP1.1bn

Return on average economic capital                    173%        85%

Economic profit                                    GBP204m    GBP112m

Key Facts

Number of institutional clients                      2,600      2,500
Total assets under management                     GBP709bn   GBP598bn
Total assets under management (US$)               $1,362bn   $1,070bn
Total indexed assets under management             GBP478bn   GBP410bn
Total active assets under management              GBP147bn   GBP125bn
Total managed cash assets under management         GBP84bn    GBP63bn

Number of iShares products                             132        108
Total iShares assets under management              GBP68bn    GBP38bn


Barclays Global Investors (BGI) delivered another year of record performance. Profit before tax excluding goodwill increased 82% (GBP156m) to GBP347m (2003:
GBP191m) reflecting substantial income growth and continued discipline in cost management. Foreign exchange movements impacted growth in income and costs. Approximately 55% of income is generated in the US and 31% in the UK and continental Europe.

Net fees and commissions increased 33% (GBP220m) to GBP882m (2003: GBP662m), with strong income generation across both the active and index businesses and particularly in investment management fees. These resulted from strong net new sales, growth in sales of higher margin products and stronger global equity markets, partially offset by adverse foreign exchange movements. Securities lending income growth was also very strong, benefiting from increased volumes.

Successful income generation continued across a diverse range of products, distribution channels and geographies and active product investment performance remained strong. BGI's commitment to innovation continued as a number of iShare (Exchange Traded Funds) products were launched during 2004. There was significant growth in global iShares with assets under management up 88% to US$130bn at the year-end.

Operating expenses increased 14% (GBP65m) to GBP545m (2003: GBP480m) primarily as a result of higher performance based expenses and benefited from foreign exchange movements. The cost:income ratio improved to 61% (2003: 71%).

Total  assets under  management  increased  19%  (GBP111bn)  to GBP709bn  (2003:
GBP598bn). The growth included the significant generation of net new assets of GBP65bn. An increase of GBP97bn attributable to market movements was partially offset by GBP51bn of adverse exchange rate movements.

Head office functions and other operations

Head office functions comprise all the Group's central costs, including the following areas that fall within Group Functions: Executive Management, Finance, Treasury, Marketing, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group's operational premises, property related services and other central items including activities which support the operating business.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are managed separately with the objective of maximising the recovery from the assets concerned.

                                                      2004       2003
                                                      GBPm       GBPm
Head office functions and central items               (201)      (192)
Transition Businesses                                    7        (25)
Restructuring costs                                    (12)       (16)
Loss on ordinary activities before tax excluding
goodwill                                              (206)      (233)

Head office functions and central items costs increased 5% (GBP9m) to GBP201m (2003: GBP192m). Central items included internal fees charged by Barclays Capital for structured capital market activities of GBP63m (2003: GBP89m).

The improved performance of Transition Businesses, from a loss of GBP25m to a profit of GBP7m, primarily reflected provisions released.

Woolwich integration synergies

Total Woolwich integration benefits of GBP496m were achieved by the programme in the year ended 31st December 2004. This comprises ongoing cost and revenue synergies totalling GBP493m and tax savings of GBP3m.

The Woolwich integration programme was formally completed at the end of 2004.



Results by nature of income and expense

Net interest income                                   2004       2003
                                                      GBPm       GBPm
Interest receivable                                 13,665     12,427
Interest payable                                    (6,823)    (5,823)
                                                     6,842      6,604

Group net interest margin1                               %          %
Group                                                 2.59       2.61
Domestic                                              3.48       3.64
International                                         0.81       0.77

1 Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK. Interest margin is net interest income as a percentage of average interest earning assets.

The margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

Group net interest income increased 4% (GBP238m) to GBP6,842m (2003: GBP6,604m), reflecting growth in balances which more than offset a 2 basis points fall in the Group net interest margin to 2.59%.

The Group net interest margin of 2.59% (2003: 2.61%) includes 0.42% (2003:
0.48%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. The contribution of the structural hedge has decreased to 0.12% (2003: 0.19%) largely due to the impact of higher short-term interest rates.

Group average  interest  earning  assets  increased  GBP11bn to GBP264bn  (2003:
GBP253bn). Domestic average interest earning assets increased GBP14bn to GBP176bn (2003: GBP162bn). This reflected increases across the businesses. International average interest earning assets remained broadly stable at GBP88bn (2003: GBP90bn).

The domestic net interest margin fell 16 basis points to 3.48% (2003: 3.64%). This was attributable to the margin pressure in the mortgage business, the impact of base rate rises during the year, higher funding costs, increased promotional balance transfer activity in the cards business and the impact of the structural hedge. This was partially offset by increased margins in retail savings, Business Banking loans and Barclays Capital banking activities. Margins in other areas remained broadly stable.

The international net interest margin increased by 4 basis points to 0.81% (2003: 0.77%) largely due to a change in the mix of both assets and liabilities in Barclays Capital banking activities.

The Group net interest margin was impacted by the factors described above with the reduction largely mitigated by an increase in the proportion of domestic interest earning assets.


Net fees and commissions

                                                      2004       2003
                                                      GBPm       GBPm
Fees and commissions receivable                      5,672      4,896
Less: fees and commissions payable                    (706)      (633)
                                                     4,966      4,263

Group net fees and  commissions  increased  16%  (GBP703m) to  GBP4,966m  (2003:
GBP4,263m), reflecting good growth across all businesses.

Fees  and  commissions   receivable  rose  16%  (GBP776m)  to  GBP5,672m  (2003:
GBP4,896m) driven by increases in: Barclays Global Investors, reflecting strong income generation across both the active and index businesses; Barclays Capital, with good contributions from origination and advisory activities; and Private Clients, as a result of stronger business volumes and the acquisition of Gerrard. Good growth was also achieved in UK Banking and in Barclaycard.

Dealing profits

                                                      2004       2003
                                                      GBPm       GBPm
Rates related business                               1,141        909
Credit related business                                352        145
                                                     1,493      1,054

Almost all the Group's dealing profits are generated in Barclays Capital.

Dealing profits increased 42% (GBP439m) to GBP1,493m (2003: GBP1,054m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity throughout the year across a broad range of products and the continued benefit of headcount investments to broaden product depth and geographical reach. The very strong growth in the Rates businesses was across equity related activities, foreign exchange and fixed income. The very strong performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was GBP520m (2003: GBP498m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.

Other operating income

                                                      2004       2003
                                                      GBPm       GBPm
Net premium income on insurance underwriting           211        264
Gain on disposal of investment securities              181         73
Income from the long term assurance business            58        (33)
Property rentals                                         9         15
Dividend income from equity shares                      17          6
Other income                                           168        165
                                                       644        490

Other operating income increased 31% (GBP154m) to GBP644m (2003: GBP490m).

Net premium income on insurance underwriting decreased 20% (GBP53m) to GBP211m (2003: GBP264m), primarily due to a provision relating to the early termination of contracts.

Gain on  disposal of  investment  securities  rose by GBP108m to GBP181m  (2003:
GBP73m), predominantly due to a number of realisations in the private equity business within Barclays Capital.

Virtually all the Group's long term assurance activity is based in the UK and was the main component of the GBP58m contribution. This included costs of redress for customer claims in respect of endowment policies of GBP97m (2003:
GBP95m).

Dividend income increased by GBP11m to GBP17m (2003: GBP6m) as a result of a significant dividend received from an investment.

Other income was flat at GBP168m (2003: GBP165m). This reflected a reduction of GBP98m in income, primarily in UK Retail Banking, from the revision of estimated amounts expected to be repaid on banking liabilities. This was offset by realisations on structured capital market transactions.

Operating expenses

The Group manages costs on the basis of three specific categories: business as usual, revenue related and strategic investment. Revenue related costs are costs that are directly associated with a corresponding change in revenue or profits. Strategic investment costs are costs that can generate or enable new revenue streams or definable growth in a revenue stream, or generate or enable reduced costs. Acquisition and disposal costs are those expenses incurred in 2004 or 2003 by those businesses that were purchased or sold by the group in 2004 or 2003. Restructuring costs and goodwill amortisation are reported separately.

The Group's expenses are summarised in the following table:

                                                      2004       2003
                                                      GBPm       GBPm
Business as usual expenses                           5,864      5,316
Revenue related costs                                1,213        982
Strategic investment costs                             502        392
Acquisitions and disposals                             273         89
Restructuring charge                                   199        209
Goodwill amortisation                                  299        265
                                                     8,350      7,253

Operating expenses rose 15% (GBP1,097m) to GBP8,350m (2003: GBP7,253m).

Business as usual costs increased 10% (GBP548m) to GBP5,864m (2003: GBP5,316m), reflecting higher business volumes and increased organic investment. Costs associated with the implementation of major regulatory and legislative programmes, including the new Mortgage & General Insurance regulations, International Financial Reporting Standards, Basel II and Sarbanes Oxley, represented GBP94m of the increase.

Revenue related costs rose 24% (GBP231m) to GBP1,213m (2003: GBP982m) driven largely by increased performance related payments, primarily in Barclays Capital and Barclays Global Investors.

Strategic investment costs increased 28% (GBP110m) to GBP502m (2003: GBP392m). This reflected increased spend in Barclays Capital, due to the impact of targeted acquisition of staff to drive the development of products, client coverage and distribution capabilities, across Europe, the US and Asia. Also included is a GBP23m cost increase relating to the relocation of Barclays headquarters to Canary Wharf.

Acquisitions and disposals costs reflected the acquisitions of Juniper Financial Corporation in 2004 and Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard in 2003.

Administrative expenses - staff costs

                                                      2004       2003
                                                      GBPm       GBPm
Salaries and accrued incentive payments              4,043      3,441
Social security costs                                  339        278
Pension costs                                          160        180
Post-retirement health care                             22         19
Other staff costs                                      434        377
                                                     4,998      4,295

                                                      2004       2003
Number of staff at period end:
UK Banking                                          41,800     41,000
UK Retail Banking                                   34,400     34,000
UK Business Banking                                  7,400      7,000
Private Clients and International                   19,300     19,000
Private Clients                                      7,200      6,900
International                                       12,100     12,100
Barclaycard                                          6,700      6,200
Barclays Capital                                     7,800      5,800
Barclays Global Investors                            1,900      2,000
Head office functions and other operations             900        800
Total Group permanent and contract staff
worldwide                                           78,400     74,800
Temporary and agency staff worldwide                 4,300      4,100
Total including temporary and agency staff          82,700     78,900

Staff costs increased by 16% (GBP703m) to GBP4,998m (2003: GBP4,295m).

Salaries and accrued incentive payments rose by 17% (GBP602m) to GBP4,043m (2003: GBP3,441m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, increased headcount, and the impact of the businesses acquired in 2003.

Pension costs comprise all UK and international pension schemes. Included in the costs is a charge of GBP103m (2003: GBP128m) in respect of the Group's main UK pension schemes.

Staff numbers shown are on a full time equivalent basis. United Kingdom permanent and contract staff are 60,000 (2003: 58,000). Internationally based permanent and contract staff numbers are 18,400 (2003: 16,800).

During 2004, permanent and contract staff increased by 3,600. The implementation of restructuring programmes resulted in a decrease of 2,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group and 400 staff from the acquisition of Juniper. Significant areas of recruitment were: Barclays Capital, to drive the expansion of its business; Barclaycard, through the growth of Barclaycard International, and the addition of front office staff to improve customer service in Barclaycard UK; and UK Banking, mostly from the recruitment of front line staff in both UK Retail Banking and UK Business Banking.

Head office functions and other operations include staff undertaking activities which support the operating businesses including central information technology services. These costs are predominantly passed onto the businesses.

Administrative expenses - other

                                                      2004       2003
                                                      GBPm       GBPm
Property and equipment expenses                      1,041        985
Other administrative expenses                        1,717      1,419
                                                     2,758      2,404

Administrative  expenses  - other  rose by 15%  (GBP354m)  to  GBP2,758m  (2003:
GBP2,404m)  as  a  result  of  higher  business   activity  and  the  impact  of
acquisitions.

Depreciation

                                                      2004        2003
                                                      GBPm        GBPm
Property depreciation                                   86         93
Equipment depreciation                                 209        196
                                                       295        289

Provisions for bad and doubtful debts

                                                      2004       2003
                                                      GBPm       GBPm
The provisions charge for the year in respect of
bad and doubtful debts comprises:

Specific provisions
New and increased provisions                         1,767      1,628
Releases                                              (211)      (195)
Recoveries                                            (255)      (113)
                                                     1,301      1,320
General provisions (release) / charge                 (210)        27
Net charge                                           1,091      1,347

Total provisions balances for bad and doubtful debts at end of the year comprise:

Specific provisions                                  2,202      2,233
General provisions                                     564        795
                                                     2,766      3,028

The credit environment in both retail and in corporate and wholesale businesses was relatively benign in 2004. This led to lower provisions charges, a lower level of potential problem loans and non-performing loans and consequently a reduced need to hold provision balances.

Overall,   the  Group  provisions   charge  declined  19%  to  GBP1,091m  (2003:
GBP1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, whilst the retail provision charge was steady.

The provision coverage of potential credit risk loans (PCRLs), comprising potential problem loans and non performing loans, was higher at 59.2% (2003:
54.6%) as PCRLs fell relatively more than the provisions balance. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale  businesses,  PCRLs fell 29% to GBP2,062m  (2003:
GBP2,920m), reflecting the strong corporate credit environment. The corporate and wholesale provisions charge declined to GBP284m (2003: GBP543m). The reduction in the provisions charge included an exceptional recovery of GBP57m in UK Business Banking.

In the retail businesses, PCRLs remained steady at GBP2,679m (2003: GBP2,712m). The provisions charge in the retail businesses was also steady at GBP807m (2003:
GBP804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of GBP40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

Total provision balances declined 9% (GBP262m) to GBP2,766m (2003: GBP3,028m). The fall in the general provisions balance of GBP231m largely resulted from transfers to specific provisions of GBP198m, which had no effect on the net provisions charge as the specific provisions charge was increased by the same amount. The transfers reflected enhancements to provisioning models and the resolution of an individual large corporate exposure.

Profit from joint ventures and associated undertakings

                                                      2004       2003
                                                      GBPm       GBPm
(Loss)/profit from joint ventures                       (3)         1
Profit from associated undertakings                     59         28
                                                        56         29

The majority of the profit from associated undertakings for the year relates to the investment in FirstCaribbean. The profit from FirstCaribbean reflects a strong operating performance and includes a gain of GBP28m on the disposal of shares held in Republic Bank Limited.

Exceptional items

                                                      2004       2003
                                                      GBPm       GBPm
Profit on sale of businesses                            45          4
                                                        45          4

The profit on disposal relates mainly to the sale of the shareholding in Edotech, an investment in a former Barclays in-house statement printing operation.

Tax rate

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2004 (2003: 30%). The effective rate of tax is 28.0% (2003:
28.0%). The rate is lower than the standard rate of tax due to the beneficial effects of lower tax on overseas income and certain non-taxable gains offset by the absence of tax relief on goodwill.

Minority interests (including non-equity interests)

Minority interests (including non-equity interests) of GBP46m (2003: GBP25m) includes GBP21m (2003: GBP2m) attributable to the equity owned by staff in Barclays Global Investors.

Earnings per ordinary share

                                                         2004       2003
Profit for the financial year attributable to the
members of Barclays PLC                             GBP3,268m  GBP2,744m

Weighted average number of ordinary shares in
issue                                                  6,381m     6,483m
Dilutive effect of share options outstandings             33m        31m
Diluted weighted average number of shares              6,414m     6,514m

                                                            p          p
Earnings per ordinary share                              51.2       42.3

Fully diluted earnings per ordinary share                51.0       42.1

Dividends on ordinary shares

The Board has decided to pay, on 29th April 2005, a final dividend for the year ending 31st December 2004 of 15.75p per ordinary share, for shares registered in the books of the Company at the close of business on 25th February 2005. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2005/2006 tax year in mid-October 2005.

For qualifying US and Canadian resident ADR holders, the final dividend of 15.75p per ordinary share becomes 63.00p per ADS (representing four shares). The ADR depositary will mail the dividend on 29th April 2005 to ADR holders on the record on 25th February 2005.

For qualifying Japanese shareholders, the final dividend of 15.75p per ordinary share will be distributed at the beginning of June to shareholders on the record on 25th February 2005.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, The Causeway, Worthing BN99 6DA; or by phoning +44
(0) 870 609 4535. The completed form should be returned to The Plan Administrator on or before 8th April 2005 for it to be effective in time for the payment of the final dividend on 29th April 2005. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

Balance Sheet

Capital resources

                                                      2004       2003
                                                      GBPm       GBPm
Shareholders' funds: equity                         17,417     16,374
Minority interests: non-equity                         690          -
Minority interests: equity                             211        283
                                                    18,318     16,657
Loan capital                                        12,277     12,339
                                                    30,595     28,996

Total capital resources increased in the year by GBP1,599m.

Shareholders' funds increased by GBP1,043m, reflecting profit retentions of GBP1,730m, net proceeds of share issues of GBP114m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of GBP13m; offset primarily by share repurchases of GBP699m, an increase in treasury shares of GBP53m and exchange rate losses of GBP58m.

Non-equity minority interests reflected the issue by Barclays Bank PLC of EUR1bn (GBP688m) of non-cumulative preference shares on 8th December 2004 and an additional GBP2m of profits attributable to these non-equity minority interests at the year-end.

Loan capital decreased by GBP62m reflecting raisings of GBP774m, more than offset by redemptions of GBP611m, exchange rate movements of GBP224m and amortisation of issue expenses of GBP1m.

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

                                                      2004       2003
Weighted risk assets:                                 GBPm       GBPm
Banking book
  on-balance sheet                                 148,621    133,816
  off-balance sheet                                 26,741     22,987
Associated undertakings and joint ventures           3,020      2,830
Total banking book                                 178,382    159,633

Trading book
  Market risks                                      22,106     13,861
  Counterparty and settlement risks                 18,113     15,503
Total trading book                                  40,219     29,364
Total weighted risk assets                         218,601    188,997

Capital resources:
Tier 1
Called up share capital                              1,614      1,642
Eligible reserves                                   15,670     14,657
Minority interests - non-equity                        688          -
Minority interests - equity                            575        637
Reserve capital instruments1                         1,627      1,705
Tier one notes1                                        920        960
Less: goodwill                                      (4,432)    (4,607)
Total qualifying tier 1 capital                     16,662     14,994

Tier 2
Revaluation reserves                                    25         25
General provisions                                     564        795
Qualifying subordinated liabilities2
  Undated loan capital                               3,573      3,636
  Dated loan capital                                 5,647      5,652
Other                                                    2          2
Total qualifying tier 2 capital                      9,811     10,110
Tier 3: short term subordinated liabilities2           286        280

Less: Supervisory deductions
Investments not consolidated for Supervisory        (1,047)      (979)
purposes3
Other deductions                                      (496)      (182)
                                                    (1,543)    (1,161)
Total net capital resources                         25,216     24,223

                                                         %          %
Tier 1 ratio                                           7.6        7.9
Risk asset ratio                                      11.5       12.8

1 Reserve capital instruments (RCIs) and tier one notes (TONs) are included in the undated loan capital in the consolidated balance sheet.
2 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.
3 Includes GBP610m (2003: GBP478m) of shareholders' interest in the retail life fund.

Net capital resources grew by 4.1% (GBP1.0bn). Tier 1 capital rose by GBP1.7bn with retained profits of GBP1.7bn and the issue of GBP0.7bn of preference shares being offset by ordinary share repurchases of GBP0.7bn. Tier 2 capital fell by 3.0% (GBP0.3bn) and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by GBP0.4bn.

The overall growth in weighted risk assets of GBP29.6bn comprised trading book weighted risk assets growth of 37.0% (GBP10.9bn) and banking book weighted risk assets growth of 11.7% (GBP18.7bn).

The risk asset ratio was 11.5% (2003: 12.8%). The tier 1 ratio was 7.6% (2003:
7.9%).

Total assets and Weighted risk assets

The Group's  balance  sheet  increased  18%  (GBP78.8bn)  to  GBP522.1bn  (2003:
GBP443.3bn). Weighted risk assets increased 16% (GBP29.6bn) to GBP218.6bn (2003:
GBP189.0bn).

UK Banking total assets increased 8% to GBP119.8bn (2003: GBP111.0bn). Weighted risk assets increased 9% to GBP91.9bn (2003: GBP84.5bn).

UK Retail Banking total assets increased 3% to GBP69.0bn (2003: GBP67.0bn) and weighted risk assets increased 4% to GBP37.1bn (2003: GBP35.8bn). This was mainly attributable to growth in the UK residential mortgage portfolio, up 3% to GBP61.7bn (2003: GBP59.8bn).

UK Business Banking total assets increased 15% to GBP50.8bn (2003: GBP44.0bn) and weighted risk assets increased 13% to GBP54.8bn (2003: GBP48.6bn). This reflected strong growth in lending balances.

Private Clients and International total assets (excluding the assets of the closed life assurance activities) increased 15% to GBP30.0bn (2003: GBP26.0bn), and weighted risk assets increased 28% to GBP23.3bn (2003: GBP18.2bn). This was mainly attributable to growth in customer loans in Spain, Italy and Africa.

Barclaycard total assets increased 13% to GBP23.0bn (2003: GBP20.3bn) reflecting growth in the credit card and consumer lending business and the acquisition of Juniper. Weighted risk assets increased 10% to GBP20.2bn (2003: GBP18.3bn).

Barclays Capital total assets increased 24% to GBP332.6bn (2003: GBP268.7bn) due to increases in debt securities and fully collateralised reverse repos as the expansion of the business continued. Total weighted risk assets increased 23% to GBP79.9bn (2003: GBP65.1bn), reflecting increased business volumes and the expansion of credit trading, credit derivatives and residential and commercial mortgage backed securities to meet client demands.

Economic Capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology. During 2004, enhancements included improvements in the modelling of the time horizon, correlation of risks and risk concentrations. The developments in the methodology are consistent with the capital proposals within the Basel II accord.

Average economic capital by business is set out below:

                                                      2004       2003
                                                      GBPm        GBPm
UK Banking                                           4,650      4,750
UK Retail Banking                                    2,200      2,250
UK Business Banking                                  2,450      2,500
Private Clients and International                    1,400      1,150
Private Clients - ongoing business                     300        200
                - closed life assurance activities     100        150
International                                        1,000        800
Barclaycard                                          2,450      2,200
Barclays Capital                                     2,100      2,150
Barclays Global Investors                              150        150
Head office functions and other operations1            200        250
Average business unit economic capital              10,950     10,650
Capital held at Group centre2                        1,650      1,250
Average historical goodwill                          5,600      5,100
Total average shareholders' funds                   18,200     17,000

1 Includes Transition Businesses and capital for central functional risks.
2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

Total average shareholders' funds including unamortised goodwill rose by GBP1.2bn to GBP18.2bn during 2004.

UK Retail Banking economic capital allocation decreased GBP50m to GBP2.2bn with the impact of continued growth more than offset by the sale in 2003 of non-core assets that had previously been acquired with the Woolwich. UK Business Banking economic capital allocation decreased GBP50m to GBP2.45bn as a consequence of a general improvement in the credit quality of counterparties and improved risk assessment of complex transactions.

Private Clients ongoing business economic capital allocation increased GBP100m to GBP300m following the acquisition of Gerrard and growth of the business. International economic capital allocation increased by GBP200m to GBP1.0bn reflecting the inclusion of Banco Zaragozano for a full year and growth of the Spanish business.

Barclaycard economic capital allocation increased by GBP250m to GBP2.45bn due to growth in outstandings and the acquisition of Juniper.

Barclays Capital economic capital decreased by GBP50m to GBP2.1bn as a result of improved wholesale credit conditions during 2004, more than offsetting the increase in market risk capital driven by growth of the business.

Economic Profit

Economic profit for 2004 was GBP1,885m (2003: GBP1,430m).

The breakdown of economic profit performance is shown below:

                                                      2004       2003
                                                      GBPm       GBPm
Profit after tax and minority interests              3,268      2,744
Goodwill amortisation                                  299        265
Tax credit on goodwill                                 (11)        (7)
Goodwill relating to associated undertakings             7          7

Profit after tax and minority interests excluding
goodwill amortisation                                3,563      3,009

Gain/(loss) on disposal recognised in the
statement of total recognised gains and losses          13         (4)
                                                     3,576      3,005

Average shareholders' funds including average
historical goodwill1                                18,237     17,019
Post tax cost of equity                                9.5%       9.5%

Cost of average shareholders' funds including
average historical goodwill2                        (1,691)    (1,575)
Economic profit                                      1,885      1,430

1 The difference between the average shareholders' funds (excluding minority interests) and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.
2    The cost  includes  a charge  for  purchased  goodwill  of  GBP490m  (2003:
     GBP442m). A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% has been used for all other goodwill. The post tax cost of equity is unchanged for 2004.

The table below shows the economic profit generated by each business area before goodwill:

                                                      2004       2003
                                                      GBPm        GBPm
UK Banking                                           1,312      1,123
UK Retail Banking                                      595        596
UK Business Banking                                    717        527
Private Clients and International                      264        129
Private Clients - ongoing business                     102         84
- closed life assurance activities                      35        (46)
International                                          127         91
Barclaycard                                            321        304
Barclays Capital                                       534        349
Barclays Global Investors                              204        112
Head office functions and other operations1           (149)       (68)
                                                     2,486      1,949
Historical goodwill2                                  (490)      (442)
Variance to average shareholders' funds3              (111)       (77)
Economic profit                                      1,885      1,430

1 Includes Transition Businesses, see page 33.
2 Cost of equity charge on historical purchased goodwill.
3 Economic capital charge based on Capital held at Group Centre, see page 46.

Risk Tendency

As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of the credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to all performing credit exposures in both wholesale and retail sectors. Looking one year ahead, it provides a statistical estimate that is the average in the range of possible losses expected from the current performing portfolio. The actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

                                                      2004       2003
                                                      GBPm        GBPm
UK Banking                                             375        385
UK Retail Banking                                      150        150
UK Business Banking                                    225        235
Private Clients and International                       70         75
Private Clients                                          5          5
International                                           65         70
Barclaycard                                            860        775
Barclays Capital                                        70        135
Transition Businesses                                   20         20
                                                     1,395      1,390

Risk Tendency remained steady at GBP1,395m (2003: GBP1,390m).

Risk Tendency declined in the corporate and wholesale businesses during 2004 as the corporate and wholesale credit environments continued to improve and as potential problem loans declined significantly.

In Private Clients and International, Risk Tendency decreased GBP5m (7%) to GBP70m (2003: GBP75m) as the Group developed a better understanding of the risks in the Banco Zaragozano portfolio acquired in 2003.

Barclaycard Risk Tendency increased 11% to GBP860m (2003: GBP775m) due to growth in the portfolio and the acquisition of Juniper.


                             ADDITIONAL INFORMATION

Group structure changes from 2003

From 1st January 2004, for reporting purposes, Barclays was organised into the business divisions outlined on pages 12 to 14. Results are also provided for Head office functions and other operations.

The structural changes in the Group's organisation announced on 14th December 2004 took effect from 1st January 2005. Under the reorganisation, the Private Clients and International businesses have been separated. David Roberts became Chief Executive, International Retail and Commercial Banking, responsible for Barclays retail and commercial banking businesses outside the UK. Robert E. Diamond Jr., Chief Executive of Barclays Capital and Chairman of Barclays Global Investors, assumed responsibility for the Private Clients businesses - International & Private Banking and Wealth Solutions.

Acquisitions and disposals

On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 7th April 2004, Barclays completed the disposal of its shareholding in Edotech Limited to Astron, the business process outsourcing group.

On 1st December 2004, Barclays completed the acquisition of Juniper Financial Corporation from Canadian Imperial Bank of Commerce.

Accounting policies

A change in accounting policy arose from the adoption in 2004 of UITF Abstract 38 (UITF 38), 'Accounting for ESOP trusts'. UITF 38 requires Barclays PLC shares held in Employee Share Ownership Plans (ESOP) trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. The balance sheet for December 2003 has been restated accordingly, and other assets and shareholders' funds have been reduced by GBP153m at 31st December 2004 (2003:
GBP99m). There was no impact on the 2003 or 2004 profit and loss account.

There have been no other significant changes to the accounting policies as described in the 2003 Annual Report.

Future UK accounting developments

During 2004, the Accounting Standards Board (ASB) issued seven new Financial Reporting Standards, FRS 20 to FRS 26, as part of its convergence programme between UK GAAP and International Financial Reporting Standards (IFRS). These new UK standards, which are not effective until 2005, will not impact the Group because of the conversion to IFRS in 2005, as discussed below.

In December 2004, the ASB issued FRS 27 'Life Assurance'. Following feedback received in response to the exposure draft issued in July 2004, the ASB has deferred implementation of the standard until 2005. However, in line with the Memorandum of Understanding entered into by the ASB, together with the Association of British Insurers and major insurers and bancassurers, Barclays plans to make additional voluntary disclosure in respect of its life assurance business in the 2004 Annual Report.

Conversion to International Financial Reporting Standards in 2005

By Regulation the European Union (EU) has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

The Group commenced a programme of work in 2002, initially identifying the differences between IFRS and existing UK standards based on the requirements then in force. This led to a programme of work led centrally, but involving all the businesses and functions, to change systems and processes and to provide training so as to ensure that the Group can meet the requirements fully in 2005. In addition, the programme is assisting the businesses and functions to consider and address the wider business impact of the change in reporting in the EU. This work is nearing completion. Conversion work, including reviewing the accuracy of the opening balances, will continue during 2005.

Although many of the uncertainties concerning whether and how the standards will be adopted for use in the EU have been resolved, some questions remain, particularly regarding the adoption of amendments to standards and to interpretations issued in the second half of 2004. In addition, how IFRS financial statements will be interpreted for tax and regulatory capital purposes remains subject to some uncertainty, with the regulatory capital requirements not expected to be finalised before April 2005 and the tax treatment of the first time adoption adjustments not determined until later. However, the programme is following normal project controls and change management and the Group believes it is on track to meet all requirements for financial reporting in 2005.

The restated 2004 IFRS results, excluding the impact of IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts, and the opening 2005 IFRS balance sheet including these standards, will be issued in the second quarter of 2005. The first results on full IFRS basis will be the June 2005 half-year results.

Changes in accounting presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the change in accounting policy discussed above.

Share capital

The Group manages both its debt and equity capital actively. The Group will seek to renew its authority to buy back ordinary shares at the 2005 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Recent developments

As announced on 23rd September 2004, Barclays is in discussion with Absa Group Limited ('Absa'), a leading South African bank, in connection with a possible partial offer for a majority stake in Absa. A due diligence exercise has been completed and Barclays has submitted an application to the South African banking regulators to approve the possible transaction. It is not known how long the approval process will take. The discussions may or may not lead to an offer being made.

On 20th January 2005 Barclays announced that it had made an offer to acquire the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking, subject to consultation with employee representative bodies and finalising terms. Subject to consultation, the acquisition is expected to complete by the end of the first half of this year.

On 3rd February 2005, Barclays announced its plans to consolidate its core general insurance business from two suppliers to one and that discussions are well advanced with Norwich Union to provide services across the home, motor and travel insurance portfolio. Barclays also announced that it has agreed in principle to purchase 90% of Gresham Insurance from Legal & General. Barclays currently owns the remaining 10%. At the same time negotiations are underway for the sale of Gresham Insurance to Norwich Union.

On 4th February 2005, Barclays announced it had signed an agreement with ForeningsSparbanken (also known as Swedbank) to form a joint venture to provide credit cards in the Nordic market, subject to confirmatory due diligence and regulatory approvals.


                                     NOTES

1. Loans and advances to banks

                                                  2004       2003
Banking business                                  GBPm       GBPm
 United Kingdom                                  21,351     14,315
Other European Union                             1,189      1,702
United States                                      753        110
Rest of the World                                1,699      1,143
                                                24,992     17,270
Less provisions                                     (6)       (16)
                                                24,986     17,254
Trading business                                50,145     44,670
Total loans and advances to banks               75,131     61,924

Of the total loans and advances to banks, placings with banks were GBP66.7bn at 31 st December 2004 (2003: GBP56.5bn). Placings with banks include reverse repos of GBP61.1bn (2003: GBP50.4bn). The majority of the placings have a residual maturity of less than one year.

2. Loans and advances to customers

                                                  2004       2003
Banking business - United Kingdom:                GBPm       GBPm
Financial institutions                          11,947      7,721
Agriculture, forestry and fishing                1,947      1,766
Manufacturing                                    6,282      5,967
Construction                                     2,476      1,883
Property                                         7,933      6,341
Energy and water                                   936      1,286
Wholesale and retail distribution and
leisure                                          9,751      8,886
Transport                                        2,275      2,579
Postal and communication                           454        476
Business and other services                     14,281     12,030
Home loans1                                     64,481     61,905
Other personal                                  23,313     21,905
Overseas customers                               7,612      5,477
Finance lease receivables                        5,406      5,587
Total United Kingdom                           159,094    143,809

Banking business - Overseas:
Other European Union                            20,393     19,027
United States                                    7,984      3,573
Rest of the World                                5,176      4,510
                                                33,553     27,110

Total banking loans and advances to
customers                                      192,647    170,919
Less provisions                                 (2,760)    (3,012)
Less interest in suspense                          (40)       (49)
                                               189,847    167,858
Trading business                                65,099     58,961
Total loans and advances to customers          254,946    226,819

1 Excludes commercial property mortgages

Of the total loans and advances to customers, reverse repos were GBP58.3bn (2003: GBP50.0bn).

The geographic presentation above is based on the office recording the transaction.

The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent's predominant business may be in a different industry.

3. Provision balances for bad and doubtful debts

Movements in provisions for bad and doubtful
debts                                             2004       2003
                                                  GBPm       GBPm
Provisions at beginning of year                  3,028      2,998
Acquisitions and disposals                          21         62
Exchange and other adjustments                     (34)       (18)
Amounts written off (see below)                 (1,595)    (1,474)
Recoveries (see below)                             255        113
Provisions charged against profit (see below)    1,091      1,347

Provisions balance at end of year                2,766      3,028

Amounts written off

United Kingdom                                  (1,411)    (1,175)
Other European Union                               (58)       (54)
United States                                      (71)      (215)
Rest of the World                                  (55)       (30)
Total amounts written off                       (1,595)    (1,474)

Recoveries

United Kingdom                                     220         95
Other European Union                                 8          7
United States                                       15         10
Rest of the World                                   12          1
Total recoveries                                   255        113

Provisions charged against profit

New and increased specific provisions
United Kingdom                                   1,571      1,373
Other European Union                                82         57
United States                                       67        118
Rest of the World                                   47         80
                                                 1,767      1,628
Releases of specific provisions
United Kingdom                                    (153)      (151)
Other European Union                               (17)       (13)
United States                                      (19)       (24)
Rest of the World                                  (22)        (7)
                                                  (211)      (195)

Recoveries                                        (255)      (113)

Net specific provisions charge                   1,301      1,320
General provision (release) / charge              (210)        27
Net charge to profit                             1,091      1,347

Total provisions for bad and doubtful debts at end of year comprise:

                                                  2004       2003
Specific provisions                               GBPm        GBPm
United Kingdom                                   1,860      1,856
Other European Union                               104         97
United States                                      128        121
Rest of the World                                  110        159
Total specific provisions                        2,202      2,233
General provisions                                 564        795
                                                 2,766      3,028

The geographic analysis of provisions shown above is based on the location of the office recording the transaction.

4. Potential credit risk loans

The following table presents an analysis of potential credit risk loans (non-performing and potential problem loans). The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.

Potential credit risk loans                        2004       2003
Summary                                            GBPm       GBPm
Non-accrual loans                                 2,115      2,261
Accruing loans where interest is being
suspended with or without provisions                492        629
Other accruing loans against which provisions
have been made                                      842        821
                                                  3,449      3,711
Accruing loans 90 days overdue, against which
no provisions have been made                        521        590
Reduced rate loans                                   15          4
Total non-performing loans                        3,985      4,305
Potential problem loans                             756      1,327
Total potential credit risk loans                 4,741      5,632

Geographical split                                 2004       2003
Non-accrual loans:                                 GBPm       GBPm
United Kingdom                                    1,583      1,572
Other European Union                                194        143
United States                                       249        383
Rest of the World                                    89        163
Total                                             2,115      2,261

Accruing loans where interest is being
suspended with or without provisions:
United Kingdom                                      431        559
Other European Union                                 31         29
United States                                         -          -
Rest of the World                                    30         41
Total                                               492        629

Other accruing loans against which provisions
have been made:
United Kingdom                                      764        760
Other European Union                                 27         35
United States                                        26          -
Rest of the World                                    25         26
Total                                               842        821

                                                  2004       2003
Accruing loans 90 days overdue, against which     GBPm       GBPm
no provisions have been made:
United Kingdom                                     484        566
Other European Union                                34         24
United States                                        1          -
Rest of the World                                    2          -
Total                                              521        590

Reduced rate loans:
United Kingdom                                       2          4
Other European Union                                 -          -
United States                                       13          -
Rest of the World                                    -          -
Total                                               15          4

Total non-performing loans:
United Kingdom                                   3,264      3,461
Other European Union                               286        231
United States                                      289        383
Rest of the World                                  146        230
Total                                            3,985      4,305

Potential problem loans:
United Kingdom                                     648        989
Other European Union                                 -         23
United States                                       27        259
Rest of the World                                   81         56
Total                                              756      1,327

Total potential credit risk loans:
United Kingdom                                   3,912      4,450
Other European Union                               286        254
United States                                      316        642
Rest of the World                                  227        286
Total                                            4,741      5,632

Provision coverage of non-performing loans1:         %          %

United Kingdom                                    72.4       74.2
Other European Union                              55.6       71.4
United States                                     49.5       39.2
Rest of the World                                 95.9       83.9
Total                                             70.4       71.5

Provision coverage of total potential credit         %          %
risk loans1:
United Kingdom                                    60.4       57.7
Other European Union                              55.6       65.0
United States                                     45.3       23.4
Rest of the World                                 61.7       67.5
Total                                             59.2       54.6

1 The geographical coverage ratios include an allocation of general provisions.

5. Other assets

                                                  2004       2003
                                                  GBPm       GBPm
Balances arising from off-balance sheet
financial instruments (see note 9)              18,174     15,812
Shareholders' interest in long term assurance
fund                                               610        478
London Metal Exchange warrants and other
metals trading positions                           952      1,290
Sundry debtors                                   2,418      2,156
Prepayments and accrued income                   5,078      3,921
                                                27,232     23,657

6. Other liabilities

                                                  2004       2003
                                                  GBPm       GBPm
Obligations under finance leases payable           353        110
Balances arising from off-balance sheet
financial instruments (See note 9)              18,009     14,797
Short positions in securities                   53,714     49,934
Current tax                                        584        497
Sundry creditors                                 3,905      4,159
Accruals and deferred income                     6,582      4,983
Provisions for liabilities and charges           1,205      1,015
Dividend                                         1,011        879
                                                85,363     76,374


7. Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the U.S. and elsewhere including subpoenas from the U.S. Securities and Exchange Commission. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

8. Contingent liabilities and commitments

                                                  2004       2003
Contingent liabilities                            GBPm       GBPm
Acceptances and endorsements                       303        671
Guarantees and assets pledged as collateral
security                                        30,011     24,596
Other contingent liabilities                     8,245      8,427
                                                38,559     33,694
Commitments
Standby facilities, credit lines and other
commitments                                    134,051    114,847

Current year credit cards commitments have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by GBP5,899m to GBP120,746m.

9. Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.

Foreign exchange derivatives                        2004        2003
Contract or underlying principal amount             GBPm        GBPm
Forward foreign exchange                         380,855     310,319
Currency swaps                                   274,568     207,364
Other exchange rate related contracts            169,471     167,643
                                                 824,894     685,326
Interest rate derivatives
Contract or underlying principal amount
Interest rate swaps                            5,412,935   2,944,310
Forward rate agreements                          893,978     381,511
OTC options bought and sold                    1,726,745     842,631
Other interest rate related contracts          3,267,233   2,051,161
                                              11,300,891   6,219,613

Credit derivatives                               191,408      47,450

Equity, stock index and commodity
derivatives
Contract or underlying principal amount          321,035     171,939

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options, futures and swaps.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty. The fair values as set out below provide a more relevant economic assessment of the financial exposure than the nominal amounts.

                                                  2004       2003
Positive fair values                              GBPm       GBPm
Foreign exchange derivatives                    20,066     17,129
Interest rate derivatives                       63,177     51,776
Credit derivatives                               1,446        798
Equity, stock index and commodity                9,385      4,721
derivatives
Effect of netting                              (69,919)   (55,030)
Cash collateral meeting offset criteria         (5,981)    (3,582)
                                                18,174     15,812

Negative fair values
Foreign exchange derivatives                    21,476     18,393
Interest rate derivatives                       60,600     49,735
Credit derivatives                               1,217        584
Equity, stock index and commodity               10,030      5,733
derivatives
Effect of netting                              (69,919)   (55,030)
Cash collateral meeting offset criteria         (5,395)    (4,618)
                                                18,009     14,797


10. Market risk

The Group's policy is that the market risks associated with the Group's business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

The Group uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every one hundred business days.

Analysis of Barclays Capital's market risk exposures

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in 2004. This was due mainly to interest rate opportunities taken in the first half of 2004 and an increase in credit spread positions. The latter increase was primarily the result of growing client flows in corporate bonds and credit derivatives. The increase in total DVaR is consistent with Barclays Capital's business expansion.

DVaR

                                 Twelve months to
                                31st December 2004

                         Average        High1          Low1
                            GBPm         GBPm          GBPm
Interest rate risk          25.0         53.6          15.1
Credit spread risk          22.6         32.9          16.0
Foreign exchange risk        2.4          7.4           0.9
Equities risk                4.2          7.9           2.2
Commodities risk             6.0         14.4           2.2
Diversification effect     (25.9)         n/a           n/a
Total DVaR2                 34.3         46.8          24.0

                                 Twelve months to
                                31st December 2003
                         Average        High1          Low1
                            GBPm         GBPm          GBPm
Interest rate risk          21.0         34.1          13.6
Credit spread risk          16.2         29.2           8.9
Foreign exchange risk        2.3          5.0           1.0
Equities risk                2.6          4.9           1.5
Commodities risk             4.4          7.0           2.2
Diversification effect     (20.6)         n/a           n/a
Total DVaR2                 25.9         38.6          17.6

1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

2 The year-end Total DVaR for 2004 was GBP31.9m (2003: GBP37.2m).


                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDERS' FUNDS

                                                        2004       2003
                                                        GBPm       GBPm
At beginning of year                                  16,374     15,146
Proceeds of shares issued (net of expenses)              114        149
Exchange rate translation differences                    (58)       (29)
Repurchase of ordinary shares                           (699)      (204)
Shares issued to the 2003 QUEST in relation to
share option schemes for staff                            (1)       (36)
Gain/(loss) arising from transactions with third
parties                                                   13         (4)
ESOP trust shares allocated to staff                      (3)         -
Increase in Treasury shares and ESOP Shares              (53)       (52)
Profit retained                                        1,730      1,404
At end of year                                        17,417     16,374

Included in shareholders' funds is share capital comprising 6,454m (2003:
6,563m) ordinary shares of 25p each and 1m (2003:1m) staff shares of GBP1 each.

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                        2004       2003
                                                        GBPm       GBPm
Profit attributable to the members of Barclays PLC     3,268      2,744
Exchange rate translation differences                    (33)        (4)
Gain/(loss) arising from transactions with third
parties                                                   13         (4)
Joint ventures and associated undertakings               (30)       (22)
Other items                                                5         (3)
Total gains and losses recognised in the period        3,223      2,711



                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                       2004       2003
                                                       GBPm       GBPm
Net cash inflow/(outflow) from operating
activities                                            6,089     (2,290)
Dividends received from joint ventures and
associated undertakings                                  15          7
Net cash outflow from returns on investment and
servicing of finance                                   (671)      (620)
Tax paid                                               (690)      (910)
Net cash (outflow)/inflow from capital expenditure
and financial investment                             (6,764)     1,432

Net cash outflow from acquisitions and disposals       (185)      (930)
Equity dividend paid                                 (1,406)    (1,249)
Net cash outflow before financing                    (3,612)    (4,560)
Net cash inflow from financing                        4,420      4,188
Increase/(decrease) in cash                             808       (372)


                               OTHER INFORMATION

Financial Summary               2004       2003       2002       2001       2000
                                GBPm       GBPm       GBPm       GBPm       GBPm
Profit before tax              4,603      3,845      3,205      3,425      3,392
Profit after tax               3,314      2,769      2,250      2,482      2,491
Total capital resources       30,595     28,996     26,839     24,600     21,148

                                   p          p          p          p          p
Earnings per ordinary share     51.2       42.3       33.7       36.8       40.4
Fully diluted earnings per
share issue                     51.0       42.1       33.4       36.4       40.0
Dividends per ordinary share    24.0       20.5      18.35      16.63       14.5
Net asset value per ordinary
share                            270        250        230        217        198

Dividend payout ratio (%)       46.9       48.5       54.5       45.2       35.9

Capital ratios:                    %          %          %          %          %

Tier 1 ratio                     7.6        7.9        8.2        7.8        7.2
Risk asset ratio                11.5       12.8       12.8       12.5       11.0

Performance ratios

Return on average                  %          %          %          %          %
shareholders' funds:

Pre-tax                         26.7       23.6       21.0       23.9       33.8
Post-tax                        19.2       17.0       14.7       17.4       24.8

Return on average total
assets:

Pre-tax                          0.7        0.8        0.7        0.9        1.1
Post-tax                         0.5        0.6        0.5        0.6        0.8

Return on average weighted
risk assets:

Pre-tax                          2.2        2.1        1.9        2.2        2.6
Post-tax                         1.6        1.5        1.4        1.6        1.9

Non interest income/total       50.9       46.8       45.2       46.5       46.2
income:

Operating expenses/total        59.9       58.4       58.5       58.9       57.8
income:

                PROFIT BEFORE TAX EXCLUDING GOODWILL AMORTISATION

                                                  Half-year
                               31.12.04     30.06.04     31.12.03     30.06.03
                                   GBPm         GBPm         GBPm         GBPm
UK Banking                        1,215        1,259        1,126        1,149
UK Retail Banking                   497          630          559          582
UK Business Banking                 718          629          567          567
Private Clients and International   255          196          158          129
Private Clients - ongoing
                  business           63           81           45           58
                - closed life
                  assurance
                  activities         25          (29)         (32)         (48)
International                       167          144          145          119
Barclaycard                         373          428          374          387
Barclays Capital                    443          599          398          438
Barclays Global Investors           189          158          100           91
Head office functions and other
operations                         (128)         (78)        (130)        (103)
Profit before tax excluding
goodwill amortisation             2,347        2,562        2,026        2,091
Goodwill amortisation              (151)        (148)        (140)        (125)
Goodwill relating to associated
undertakings                         (4)          (3)          (4)          (3)
Profit before tax                 2,192        2,411        1,882        1,963

TOTAL ASSETS
UK Banking                      119,806      114,683      110,995      109,529
UK Retail Banking                69,028       67,502       67,001       66,415
UK Business Banking              50,778       47,181       43,994       43,114
Private Clients and
International                    30,606       27,794       26,492       21,170
Private Clients - ongoing
                  business        4,988        4,426        3,867        4,072
                - closed life
                  assurance
                  activities        653          480          528          872
International                    24,965       22,888       22,097       16,226
Barclaycard                      23,019       20,689       20,348       19,054
Barclays Capital                332,606      317,027      268,702      279,963
Barclays Global Investors           796          706          533          607
Head office functions and
other operations                  2,583        4,921        3,709        4,792
Goodwill                          4,295        4,263        4,406        3,867
Retail Life funds                 8,378        7,911        8,077        7,642
                                522,089      497,994      443,262      446,624
WEIGHTED RISK ASSETS
UK Banking                       91,913       87,506       84,482       83,062
UK Retail Banking                37,111       36,458       35,835       36,022
UK Business Banking              54,802       51,048       48,647       47,040
Private Clients and
International                    23,337       20,924       18,184       15,556
Private Clients - ongoing
                  business        4,018        3,632        3,238        2,968
                - closed life
                  assurance
                  activities          -            -            2           16
International                    19,319       17,292       14,944       12,572
Barclaycard                      20,188       18,404       18,334       17,571
Barclays Capital                 79,949       72,715       65,149       62,082
Barclays Global Investors         1,230        1,004        1,137        1,083
Head office functions and other
operations                        1,984        2,780        1,711        2,060
                                218,601      203,333      188,997      181,414


                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                 Half-year
                               31.12.04     30.06.04     31.12.03     30.06.03
                                   GBPm         GBPm         GBPm         GBPm
Interest receivable               7,202        6,463        6,334        6,093
Interest payable                 (3,701)      (3,122)      (2,966)      (2,857)
Net interest income               3,501        3,341        3,368        3,236
Net fees and commissions
receivable                        2,588        2,378        2,233        2,030
Dealing profits                     687          806          524          530
Other operating income              317          327          293          197
Total non-interest income         3,592        3,511        3,050        2,757
Operating income                  7,093        6,852        6,418        5,993
Administration expenses - staff
                          costs  (2,601)      (2,397)      (2,269)      (2,026)
Administration expenses - other  (1,532)      (1,226)      (1,312)      (1,092)
Depreciation                       (155)        (140)        (145)        (144)
Goodwill amortisation              (151)        (148)        (140)        (125)
Operating expenses               (4,439)      (3,911)      (3,866)      (3,387)
Operating profit before
provisions                        2,654        2,941        2,552        2,606
Provisions for bad and doubtful
debts                              (502)        (589)        (695)        (652)
Provisions for contingent
liabilities and commitments          (2)           -            1            -
Operating profit                  2,150        2,352        1,858        1,954
Profit from joint ventures and
associated undertakings              42           14           19           10
Exceptional items                     -           45            5           (1)
Profit on ordinary activities
before tax                        2,192        2,411        1,882        1,963
Tax on profit on ordinary
activities                         (614)        (675)        (509)        (567)
Profit on ordinary activities
after tax                         1,578        1,736        1,373        1,396
Minority interests (including
non-equity interests)               (26)         (20)         (12)         (13)
Profit for the period
attributable to the members of
Barclays PLC                      1,552        1,716        1,361        1,383
Dividends                        (1,010)        (528)        (883)        (457)
Profit retained for the
financial period                    542        1,188          478          926

Earnings per ordinary share       24.5p        26.7p        21.0p        21.3p

Dividends per ordinary share:
Interim                               -        8.25p            -        7.05p
Final                            15.75p            -       13.45p            -


Registered office
54 Lombard Street, London, EC3P 3AH, England, United Kingdom.
Tel: +44 (0)20 7699 5000.
Company number: 48839.

With effect from 31st May 2005, the registered office will move to:
1 Churchill Place, London, E14 5HP, England, United Kingdom.
Tel: +44 (0)20 7116 1000.

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, The Causeway, Worthing BN99 6DA.
Tel: + 44 (0) 870 609 4535.

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-382-7836, whose domestic telephone number is +1-888-269-2377 and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC
Statutory accounts for the year ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

Results timetable

Ex Dividend Date                             Wednesday 23rd February 2005
Dividend Record Date 2004                    Friday 25th February 2005
2005 Annual General Meeting                  Thursday 28th April 2005
Dividend Payment Date                        Friday 29th April 2005
2004 IFRS Transition Report                  Wednesday 11th May 2005
2005 Interim Trading Update                  Thursday 26th May 2005
2005 Interim Results announcement            Friday 5th August 2005
2005 Full Year Results announcement          Thursday 9th February 2006

All announcement dates are provisional and subject to change.

For further information please contact:

Investor Relations                            Media Relations
James S Johnson/Cathy Turner                  Chris Tucker/Leigh Bruce
+44 (0) 20 7699 4525/3638                     +44 (0) 20 7699 3161/2658

More information on Barclays, including the 2004 results, can be found on our website at the following address:www.investorrelations.barclays.co.uk